UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2002

GRUPO TELEVISA, S.A.
(Translation of registrant's name into English)

Av. Vasco de Quiroga No. 2000, Colonia Sante Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

(If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82 ____.)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

Quarter: 1 Year: 2002

STOCK EXCHANGE CODE: TLEVISA

GRUPO TELEVISA, S.A.

CONSOLIDATED FINANCIAL STATEMENT
AT MARCH 31 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**46,657,797**	100	**46,628,846**	100
2	**CURRENT ASSETS**	**19,350,104**	43	**20,798,147**	46
3	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	7,243,576	16	8,057,432	18
4	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	5,465,571	12	5,184,453	11
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	1,359,907	3	1,624,229	4
6	INVENTORIES	4,594,327	10	4,600,828	10
7	OTHER CURRENT ASSETS	1,286,723	3	1,331,205	3
8	**LONG-TERM**	**1,235,725**	3	**957,676**	2
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	6,110	0	38,223	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	452,320	1	(388,904)	(1)
11	OTHER INVESTMENTS	777,295	2	1,308,357	3
12	**PROPERTY, PLANT AND EQUIPMENT**	**12,942,713**	28	**13,093,998**	28
13	PROPERTY	9,563,523	21	9,711,642	21
14	MACHINERY AND INDUSTRIAL	8,412,288	18	8,459,598	19
15	OTHER EQUIPMENT	1,547,861	3	1,569,857	3
16	ACCUMULATED DEPRECIATION	7,334,825	16	7,199,058	16
17	CONSTRUCTION IN PROGRESS	753,866	2	551,947	1
18	**DEFERRED ASSETS (NET)**	**8,189,394**	18	**5,900,470**	13
19	**OTHER ASSETS**	**4,239,861**	9	**4,778,667**	10
20	**TOTAL LIABILITIES**	**27,686,703**	100	**27,243,821**	100
21	**CURRENT LIABILITIES**	**3,610,783**	13	**4,950,688**	18
22	SUPPLIERS	1,999,897	7	2,255,450	8
23	BANK LOANS	313,802	1	299,708	1
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	202,562	1	244,951	1
26	OTHER CURRENT LIABILITIES	1,094,522	4	2,150,479	8
27	**LONG-TERM LIABILITIES**	**13,424,440**	49	**11,781,417**	43
28	BANK LOANS	1,604,440	6	4,802,989	18
29	STOCK MARKET LOANS	11,238,576	41	6,393,780	23
30	OTHER LOANS	581,424	2	584,648	2
31	**DEFERRED LOANS**	**10,519,498**	38	**10,511,816**	39
32	**OTHER LIABILITIES**	**31,982**	0	**0**	0
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**18,971,094**	100	**18,285,025**	100
34	**MINORITY INTEREST**	**984,142**	5	**868,390**	5
35	**MAJORITY INTEREST**	**17,986,952**	95	**17,416,636**	95
36	**CONTRIBUTED CAPITAL**	**7,280,607**	38	**7,304,297**	40
37	PAID-IN CAPITAL STOCK (NOMINAL)	1,513,427	8	1,517,578	8
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	5,559,968	29	5,579,507	31
39	PREMIUM ON SALES OF SHARES	207,212	1	207,212	1
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**10,706,345**	56	**10,112,338**	55
42	RETAINED EARNINGS AND CAPITAL RESERVE	11,150,627	59	9,887,431	54
43	REPURCHASE FUND OF SHARES	5,291,031	28	5,291,031	29
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(5,801,701)	(31)	(4,935,287)	(27)
45	NET INCOME FOR THE YEAR	66,388	0	(130,837)	(1)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

QUARTER: 1 YEAR:2002

STOCK EXCHANGE CODE: **TLEVISA**
GRUPO TELEVISA, S.A.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**7,243,576**	**100**	**8,057,432**	**100**
46	CASH	917,972	13	752,461	9
47	SHORT-TERM INVESTMENTS	6,325,604	87	7,304,971	91
18	**DEFERRED ASSETS (NET)**	**8,189,394**	**100**	**5,900,470**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	2,978,904	36	3,091,375	52
49	GOODWILL	5,210,490	64	2,809,095	48
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**3,610,783**	**100**	**4,950,588**	**100**
52	FOREING CURRENCY LIABILITIES	1,998,927	55	2,568,178	52
53	MEXICAN PESOS LIABILITIES	1,611,856	45	2,382,410	48
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER		0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES		0	0	0
56	CURRENT MATURITIES OF BONDS		0	0	0
26	**OTHER CURRENT LIABILITIES**	**1,094,622**	**100**	**2,150,479**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	12,201	1	31,864	1
58	OTHER CURRENT LIABILITIES WITHOUT COST	1,082,321	99	2,118,615	99
27	**LONG-TERM LIABILITIES**	**13,424,440**	**100**	**11,781,417**	**100**
59	FOREING CURRENCY LIABILITIES	9,512,924	71	7,958,079	68
60	MEXICAN PESOS LIABILITIES	3,911,516	29	3,823,338	32
29	**STOCK MARKET LOANS**	**11,238,576**	**100**	**6,393,780**	**100**
61	BONDS	11,238,576	100	6,393,780	100
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**581,424**	**100**	**584,648**	**100**
63	OTHER LOANS WITH COST	6,075	1	69,747	12
64	OTHER LOANS WITHOUT COST	575,349	99	514,901	88
31	**DEFERRED LOANS**	**10,519,498**	**100**	**10,511,816**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	1,616,665	15	1,956,992	19
67	OTHERS	8,902,833	85	8,554,824	81
32	**OTHER LIABILITIES**	**31,982**	**100**	**0**	**100**
68	RESERVES	31,982	100	0	0
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(5,801,701)**	**100**	**(4,935,287)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	(27,656)	0	(27,656)	(1)
71	INCOME FROM NON-MONETARY POSITION ASSETS	(5,774,045)	(100)	(4,907,631)	(99)

05/01/1999 23:11

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TLEVISA** QUARTER: 1 YEAR: 2002
GRUPO TELEVISA, S.A.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	16,339,321	15,847,559
73	PENSIONS FUND AND SENIORITY PREMIUMS	752,170	779,309
74	EXECUTIVES (*)	61	59
75	EMPLOYERS (*)	13,187	14,307
76	WORKERS (*)	0	181
77	CIRCULATION SHARES (*)	8,858,259,557	8,880,548,457
78	REPURCHASED SHARES (*)	586,692,768	562,403,858

29/01/1999 23:11

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TLEVISA**
GRUPO TELEVISA, S.A.

QUARTER: 1 YEAR: 2002

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	NET SALES	4,347,414	100	4,417,905	100
2	COST OF SALES	2,828,701	65	2,888,079	65
3	GROSS INCOME	1,518,713	35	1,529,826	35
4	OPERATING	785,212	18	858,517	19
5	OPERATING INCOME	733,501	17	671,309	15
6	TOTAL FINANCING COST	143,159	3	194,762	4
7	INCOME AFTER FINANCING COST	590,342	14	476,547	11
8	OTHER FINANCIAL OPERATIONS	246,118	6	231,513	5
9	INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING	344,224	8	245,034	6
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	114,257	3	231,063	5
11	NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING	229,967	5	13,971	0
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	(97,186)	(2)	(64,362)	(1)
13	CONSOLIDATED NET INCOME OF CONTINUOUS	132,781	3	(50,391)	(1)
14	INCOME OF DISCONTINUOUS OPERATIONS	55,104	1	(11,783)	0
15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	77,677	2	(38,608)	(1)
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	70,396	2
18	NET CONSOLIDATED INCOME	77,677	2	(109,004)	(2)
19	NET INCOME OF MINORITY INTEREST	11,289		21,833	0
20	NET INCOME OF MAJORITY INTEREST	66,388	2	(130,837)	(3)

29/01/1999 23:11

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TLEVISA**
GRUPO TELEVISA, S.A.

QUARTER: **1** YEAR: **2002**

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**4,347,414**	**100**	**4,417,905**	**100**
21	DOMESTIC	3,753,922	86	3,732,918	84
22	FOREIGN	593,492	14	684,987	16
23	TRANSLATED INTO DOLLARS (***)	65,797	2	68,922	2
6	**TOTAL FINANCING COST**	**143,159**	**100**	**194,782**	**100**
24	INTEREST PAID	284,644	199	327,239	168
25	EXCHANGE LOSSES	(74,765)	(52)	329,851	169
26	INTEREST EARNED	141,141	99	267,585	137
27	EXCHANGE PROFITS	0	0	285,524	147
28	GAIN DUE TO MONETARY POSITION	74,421	52	90,781	47
8	**OTHER FINANCIAL OPERATIONS**	**246,118**	**100**	**231,513**	**100**
29	OTHER NET EXPENSES (INCOME) NET	246,118	100	231,513	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**114,257**	**100**	**231,063**	**100**
32	INCOME TAX	269,507	236	285,347	123
33	DEFERED INCOME TAX	(162,588)	(142)	(60,477)	(26)
34	WORKERS' PROFIT SHARING	7,338	6	6,193	3
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

24/04/2002 23:11

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TLEVISA**
GRUPO TELEVISA, S.A.

QUARTER: **1** YEAR: **2002**

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	4,795,613	4,627,333
37	NET INCOME OF THE YEAR	92,584	268,237
38	NET SALES (**)	19,864,266	20,590,674
39	OPERATION INCOME (**)	4,224,158	4,755,598
40	NET INCOME OF MAYORITY INTEREST(**)	1,561,378	(1,000,546)
41	NET CONSOLIDATED INCOME (**)	1,578,495	(839,791)

29/01/1999 23:11

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

QUARTER: **1** YEAR: **2002**

STOCK EXCHANGE CODE: **TLEVISA**
GRUPO TELEVISA, S.A.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**77,677**	**(109,004)**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	504,772	500,682
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**582,449**	**391,678**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	1,309,953	1,493,249
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**1,892,402**	**1,884,927**
6	CASH FLOW FROM EXTERNAL FINANCING	(326,478)	(908,679)
7	CASH FLOW FROM INTERNAL FINANCING	0	(100,106)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(326,478)**	**(1,008,785)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(24,743)**	**(805,654)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	1,541,181	70,488
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	5,702,395	7,986,944
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	7,243,576	8,057,432

01/01/1999 23:11

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TLEVISA**
GRUPO TELEVISA, S.A.

QUARTER: **1** YEAR: **2002**

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**504,772**	**500,682**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	396,527	385,724
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS		0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE		0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION		0
17	+ (-) OTHER ITEMS	108,245	114,958
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**1,309,953**	**1,493,249**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	3,338,414	3,017,762
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	97,325	984,748
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(228,218)	(816,219)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(121,128)	(8,728)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(1,776,440)	(1,684,314)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(326,478)**	**(908,679)**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	(8,189)	(2,586)
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	2,650,610	17,270
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	(2,621,123)	(125,298)
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	(347,776)	(798,065)
7	**CASH FLOW FROM INTERNAL FINANCING**	**0**	**(100,106)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS		(100,106)
31	(-) DIVIDENS PAID		0
32	+ PREMIUM ON SALE OF SHARES		0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES		0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(24,743)**	**(805,654)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	2,733,323	(681,507)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(209,875)	(222,863)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	74,931	97,827
39	+ (-) OTHER ITEMS	(2,623,122)	889

01/01/1999 23:11

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: TLEVISA
GRUPO TELEVISA, S.A.

QUARTER: 1 YEAR: 2002

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.18		$ (0.11)	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.18		$ (0.11)	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 0.18		$ (0.08)	
5	EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ (0.01)		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ (0.01)	
8	CARRYING VALUE PER SHARE	$ 2.03		$ 1.96	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	3.54	times	2.67	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	40.91	times	(48.75)	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	40.56	times	(46.30)	times

01/01/1999 08:23

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:TLEVISA
GRUPO TELEVISA, S.A.

QUARTER: 1 YEAR: 2002

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

CONSOLIDATED FINANCIAL STATEMENTS - BREAKDOWN OF MAIN CONCEPTS-

S 53 MEXICAN PESOS LIABILITIES. THIS CAPTION INCLUDES, IN THE FOUR QUARTER OF 2001, LIABILITIES IN FOREIGN CURRENCY (TAXES PAYABLE) FOR AN AMOUNT OF PS.41,713, WHICH CANNOT BE PRESENTED IN S 52 (FOREIGN CURRENCY LIABILITIES) SINCE THE SYSTEM DO NOT ALLOW A RELATED VALIDATION WITH ANNEX 5 (ANALYSIS OF CREDITS).

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: TLEVISA
GRUPO TELEVISA, S.A.

QUARTER: 1 YEAR: 2002

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUBSCRIPTION	FIXED	VARIABLE
A		0	4,482,392,507		4,482,392,507		764,741	
D		0	2,186,933,525			2,186,933,525	374,343	
L		0	2,186,933,525		2,186,933,525		374,343	
TOTAL			8,856,259,557	0	6,669,326,032	2,186,933,525	1,513,427	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
8,856,259,557.00
SHARES PROPORTION BY :

CPO'S :	THREE SHARES (ONE SERIES A, ONE SERIES D AND ONE SEF
UNITS :	0
ADRS's :	0
GDRS's :	0
ADS's :	0
GDS's :	TWENTY CPO'S

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER
A	302,978,268	7.77705	7.19670
D	141,857,250	7.77705	7.19670
L	141,857,250	7.77705	7.19670

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TLEVISA**
GRUPO TELEVISA, S.A.

QUARTER: 1 YEAR: 2002
CONSOLIDATED
FINAL PRINTING

TEMPORARY REPURCHASE OF SHARES :

SERIES A	14,124,000
SERIES D	14,124,000
SERIES L	14,124,000

REPURCHASE OF SHARES IN CONNECTION WITH THE ACQUISITION OF GRUPO ALAMEDA, S.A. DE C.V. ("ALAMEDA") :

SERIES A	198,000,000
SERIES D	95,117,650
SERIES L	95,117,650

SALE OF REPURCHASED SHARE OWNED BY ALAMEDA :

SERIES A	30,000

TEMPORARY REPURCHASE OF SHARES :

SERIES A	18,493,000
SERIES D	18,493,000
SERIES L	18,493,000

REPURCHASE OF SHARES BY TELEVISA COMERCIAL, S.A. DE C.V. :

SERIES A	58,238,668

REPURCHASE OF SHARES OF A SUBSIDIARY :

SERIES A	6,026,300
SERIES D	6,026,300
SERIES L	6,026,300

REPURCHASE OF SHARES OF A SUBSIDIARY :

SERIES A	4,296,300
SERIES D	4,296,300
SERIES L	4,296,300

REPURCHASE OF SHARES OF A SUBSIDIARY .

SERIES A	3,520,000
SERIES D	3,520,000
SERIES L	3,520,000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TLEVISA**
GRUPO TELEVISA, S.A.

QUARTER: 1 YEAR: 2002
CONSOLIDATED
FINAL PRINTING

REPURCHASE OF SHARES OF A SUBSIDIARY :

SERIES A	280,000
SERIES D	280,000
SERIES L	280,000

THE AVERAGE REPURCHASE PRICE IS RESTATED IN MEXICAN PESOS IN PURCHASING POWER AS OF MARCH 31, 2002.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TLEVISA** QUARTER: 1 YEAR: 2002

GRUPO TELEVISA, S.A.

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM 1 OF JANUARY TO 31 OF MARCH OF 2002 AND 2001 IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

C.P. JORGE LUTTEROTH ECHEGOYEN
Controller, Vice-president

MEXICO, D.F., AT APRIL 24 OF 2002

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: TLEVISA

FECHA: 24/04/2002 23:12

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL: GRUPO TELEVISA, S.A.
DO MICILIO: AV. VASCO DE QUIROGA # 2000
COLONIA: SANTA FE
C. POSTAL: 01210
CIUDAD Y ESTADO: MEXICO ,D.F.
TELEFONO: 5261-20-00
FAX: 5261-24-94
E-MAIL: ir@televisa.com.mx
DIRECCION DE INTERNET: www.televisa.com.mx

AUTOMATICO: X

DATOS FISCALES DE LA EMISORA

RFC EMPRESA: GTE901219GK3
DOMICILIO AV. VASCO DE QUIROGA # 2000
COLONIA: SANTA FE
C. POSTAL: 01210
CIUDAD Y ESTADO: MEXICO ,D.F.

RESPONSABLE DE PAGO

NOMBRE: C.P. JOSE RAUL GONZALEZ LIMA
DOMICILIO: AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 1
COLONIA: SANTA FE
C. POSTAL: 01210
CIUDAD Y ESTADO: MEXICO ,D.F.
TELEFONO: 5261-25-77
FAX: 5261-20-43

DATOS DE LOS FUNCIONARIOS

PUESTO BMV: PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO: PRESIDENTE DEL CONSEJO DE ADMINISTRACION
NOMBRE: SR. EMILIO FERNANDO AZCARRAGA JEAN
DOMICILIO: AV. CHAPULTEPEC # 28 PISO 1
COLONIA: DOCTORES
C. POSTAL: 06724
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5709-42-89
FAX: 5709-39-88
E-MAIL: emilio@televisa.com.mx

PUESTO BMV: DIRECTOR GENERAL
PUESTO: PRESIDENTE Y DIRECTOR GENERAL DEL GRUPO
NOMBRE: SR. EMILIO FERNANDO AZCARRAGA JEAN
DOMICILIO: AV. CHAPULTEPEC # 28 PISO 1
COLONIA: DOCTORES
C. POSTAL: 06724
CIUDAD Y ESTADO: MEXICO D.F.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

FECHA: 24/04/2002 23:12

CLAVE DE COTIZACION: TLEVISA

TELEFONO: 5709-42-89
FAX: 5709-39-88
E-MAIL: emilio@televisa.com.mx

PUESTO BMV: DIRECTOR DE FINANZAS
PUESTO: VICEPRESIDENTE EJECUTIVO DE ADMINISTRACION Y FINANZAS
NOMBRE: LIC. ALFONSO DE ANGOITIA NORIEGA
DOMICILIO: AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
COLONIA: SANTA FE
C. POSTAL: 01210
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5261-24-52
FAX: 5261-24-54
E-MAIL: aangoitia@televisa.com.mx

PUESTO BMV: RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: DIRECTOR GENERAL DE INFORMACION A BOLSA
NOMBRE: C.P. JOSE RAUL GONZALEZ LIMA
DOMICILIO: AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 1
COLONIA: SANTA FE
C. POSTAL: 01210
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5261-25-77
FAX: 5261-20-43
E-MAIL: rglima@televisa.com.mx

PUESTO BMV: SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: N/A
NOMBRE: N/A N/A N/A N/A
DOMICILIO: N/A
COLONIA: N/A
C. POSTAL: 00000
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: N/A
FAX: N/A
E-MAIL: N/A

PUESTO BMV: RESPONSABLE DEL AREA JURIDICA
PUESTO: VICEPRESIDENTE JURIDICO DEL GRUPO
NOMBRE: LIC. JUAN S. MIJARES ORTEGA
DOMICILIO: AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
COLONIA: SANTA FE
C. POSTAL: 01210
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5261-25-85
FAX: 5261-25-46
E-MAIL: jmijares@televisa.com.mx

PUESTO BMV: SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO: SECRETARIO DEL CONSEJO DE ADMINISTRACION
NOMBRE: LIC. ALFONSO DE ANGOITIA NORIEGA

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: TLEVISA

FECHA: 24/04/2002 23:12

DOMICILIO: AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
COLONIA: SANTA FE
C. POSTAL: 01210
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5261-24-52
FAX: 5261-24-54
E-MAIL: aangoitia@televisa.com.mx

PUESTO BMV: PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO: CONSEJERO PROPIETARIO
NOMBRE: SR. JULIO BARBA HURTADO
DOMICILIO: AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 2
COLONIA: SANTA FE
C. POSTAL: 01210
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5261-24-23
FAX: 5261-24-90
E-MAIL: jbarbah@televisa.com.mx

PUESTO BMV: RESPONSABLE DE INFORMACIÓN A INVERSIONISTAS
PUESTO: DIRECTOR DE RELACIONES CON INVERSIONISTAS
NOMBRE: LIC. ALBERTO ISLAS TORRES
DOMICILIO: AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
COLONIA: SANTA FE
C. POSTAL: 01210
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5261-20-42
FAX: 5261-24-94
E-MAIL: aislast@televisa.com.mx

PUESTO BMV: ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO: DIRECTOR GENERAL DE INFORMACION A BOLSA
NOMBRE: C.P. JOSE RAUL GONZALEZ LIMA
DOMICILIO: AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 1
COLONIA: SANTA FE
C. POSTAL: 01210
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5261-25-77
FAX: 5261-20-43
E-MAIL: rglima@televisa.com.mx

PUESTO BMV: ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO: DIRECTOR DE RELACIONES CON INVERSIONISTAS
NOMBRE: LIC. ALBERTO ISLAS TORRES
DOMICILIO: AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
COLONIA: SANTA FE
C. POSTAL: 01210
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5261-20-42
FAX: 5261-24-94
E-MAIL: aislast@televisa.com.mx

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: TELEVISA
GRUPO TELEVISA, S.A.

QUARTER: 1 YEAR: 2002

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

MEXICO CITY, D.F., APRIL 24, 2002 -- GRUPO TELEVISA, S.A. (NYSE:TV) TODAY ANNOUNCED RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2002. RESULTS, WHICH ARE ATTACHED, ARE IN THOUSANDS OF MEXICAN PESOS, HAVE BEEN PREPARED IN ACCORDANCE WITH MEXICAN GAAP, ADJUSTED TO PESOS IN PURCHASING POWER AS OF MARCH 31, 2002, AND PRESENT THE COMPANY'S MUSIC RECORDING OPERATIONS AS DISCONTINUED OPERATIONS (FOR ADDITIONAL INFORMATION SEE "DISCONTINUED OPERATIONS").

NET SALES

NET SALES DECREASED 1.6% TO PS. 4,347,414 THOUSAND IN THE FIRST QUARTER OF 2002 FROM PS. 4,417,905 THOUSAND IN THE FIRST QUARTER OF 2001. THIS WAS PRIMARILY ATTRIBUTABLE TO TWO FACTORS. FIRST, THE EFFECT OF THE 9.2% APPRECIATION OF THE MEXICAN PESO COMPARED TO THE U.S. DOLLAR ON FOREIGN CURRENCY DENOMINATED SALES IN THE FIRST QUARTER OF 2002 AS COMPARED TO THE FIRST QUARTER OF 2001 ADVERSELY AFFECTED SEVERAL DIVISIONS, PARTICULARLY THE PROGRAMMING LICENSING AND PUBLISHING SEGMENTS. SECOND, THE WEAK STATE OF THE MEXICAN ECONOMY HAD AN ADVERSE IMPACT ON SALES IN THE PUBLISHING, RADIO AND PUBLISHING DISTRIBUTION SEGMENTS.

COST OF SALES

TOTAL COST OF SALES, EXCLUDING DEPRECIATION AND AMORTIZATION, DECREASED 3.0% TO PS. 2,604,580 THOUSAND IN THE FIRST QUARTER OF 2002 FROM PS. 2,686,184 THOUSAND IN THE FIRST QUARTER OF 2001. THE DECREASE REFLECTS THE SUCCESSFUL COST REDUCTION MEASURES TELEVISA HAS HAD IN EFFECT SINCE LAST YEAR. COST OF SALES IN THE TELEVISION BROADCASTING SEGMENT DECREASED 2.7%, DUE TO LOWER COSTS RELATED TO TELENOVELAS AND SITCOMS, WHICH WAS PARTIALLY OFFSET BY COSTS RELATED TO THE TRANSMISSION OF THE 2002 WINTER OLYMPIC GAMES, "LA COPA DE ORO" AND THE RECENTLY LAUNCHED REALITY TELEVISION SHOW "BIG BROTHER." ADDITIONALLY, COST OF SALES IN THE PUBLISHING AND PUBLISHING DISTRIBUTION SEGMENTS DECREASED.

OPERATING EXPENSES

OPERATING EXPENSES, INCLUDING CORPORATE EXPENSES AND, EXCLUDING DEPRECIATION AND AMORTIZATION, DECREASED 7.5% IN THE FIRST QUARTER OF 2002 TO PS. 668,379 THOUSAND FROM PS. 722,354 THOUSAND REPORTED IN THE SAME PERIOD OF 2001. THE DECREASE WAS PRIMARILY DUE TO A 10.0% REDUCTION IN ADMINISTRATIVE EXPENSES AND A 5.0% REDUCTION IN SELLING EXPENSES, DUE PRIMARILY TO THE IMPLEMENTATION OF MORE EFFICIENT PROCEDURES IN OUR TELEVISION BROADCASTING SEGMENT AND REDUCTIONS IN THE EMPLOYEE HEADCOUNT OF OUR PUBLISHING AND INTERNET DIVISIONS.

OPERATING CASH FLOW

OPERATING CASH FLOW IS DEFINED AS OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION. OPERATING CASH FLOW INCREASED 6.4% TO PS. 1,074,455 THOUSAND IN THE FIRST QUARTER OF 2002 FROM PS. 1,009,367 THOUSAND REPORTED IN THE SAME PERIOD OF 2001. OPERATING CASH FLOW MARGIN FOR THE FIRST QUARTER OF 2002 INCREASED TO 24.7% FROM 22.8% IN THE SAME PERIOD OF LAST YEAR.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: TLEVISA
GRUPO TELEVISA, S.A.
PAGE 2

QUARTER: 1 YEAR: 2002

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

OPERATING MARGINS

OPERATING MARGINS INCREASED 9.3% (PS. 62,192 THOUSAND) IN THE FIRST QUARTER OF 2002 TO 16.9% (PS. 733,501 THOUSAND) FROM 15.2% (PS. 671,309 THOUSAND) IN THE SAME PERIOD OF 2001. THE INCREASE WAS PRIMARILY DUE TO THE DECREASES IN COST OF SALES AND OPERATING EXPENSES.

INTEGRAL COST OF FINANCING

INTEGRAL COST OF FINANCING DECREASED TO PS. 143,159 THOUSAND DURING THE FIRST QUARTER OF 2002 FROM PS. 194,762 THOUSAND DURING 2001'S COMPARABLE PERIOD, OR 26.5%. THIS DECREASE REFLECTS: A) A PS. 34,272 THOUSAND DECREASE IN INTEREST EXPENSE AS A RESULT OF A REDUCTION IN INTEREST RATES DURING THE THREE MONTHS ENDED MARCH 31, 2002 AS COMPARED TO THE THREE MONTHS ENDED MARCH 31, 2001; B) A PS. 95,804 THOUSAND INCREASE IN NET FOREIGN EXCHANGE GAIN, WHICH WAS DUE TO THE 1.72% APPRECIATION OF THE MEXICAN PESO AS COMPARED TO THE U.S. DOLLAR DURING THE THREE MONTHS ENDED MARCH 31, 2002 VERSUS THE 1.19% APPRECIATION OF THE MEXICAN PESO AS COMPARED TO THE U.S. DOLLAR DURING THE THREE MONTHS ENDED MARCH 31, 2001, AS WELL AS AN INCREASE IN NET LIABILITY MONETARY POSITION DENOMINATED IN U.S. DOLLARS IN THE FIRST QUARTER OF 2002 AS COMPARED TO THE FIRST QUARTER OF 2001; C) A PS. 47, 621 THOUSAND DECREASE IN LOSS ATTRIBUTABLE TO FOREIGN EXCHANGE CONTRACTS OUTSTANDING DURING THE THREE MONTHS ENDED MARCH 31, 2001, WHICH WERE SETTLED IN THE FOURTH QUARTER OF 2001; AND D) A PS. 16,360 THOUSAND DECREASE IN MONETARY LOSS PRIMARILY DUE TO THE REDUCTION IN NET ASSET MONETARY POSITION DURING THE THREE MONTHS ENDED MARCH 31, 2002 AS COMPARED TO THE THREE MONTHS ENDED MARCH 31, 2001. THIS DECREASE WAS PARTIALLY OFFSET BY: A) A PS. 126,444 THOUSAND DECREASE IN INTEREST INCOME, PRIMARILY AS A RESULT OF A REDUCTION IN INTEREST RATES DURING THE THREE MONTHS ENDED MARCH 31, 2002 AS COMPARED TO THE THREE MONTHS ENDED MARCH 31, 2001, AS WELL AS A LOWER AVERAGE AMOUNT OF TEMPORARY INVESTMENTS DURING THE FIRST QUARTER OF 2002 AS COMPARED TO THE FIRST QUARTER OF 2001; AND B) A PS. 24,333 THOUSAND DECREASE IN NET FOREIGN EXCHANGE GAIN DURING THE THREE MONTHS ENDED MARCH 31, 2002, WHICH AMOUNT WAS CREDITED TO EQUITY (ACCUMULATED OTHER COMPREHENSIVE LOSS), IN CONNECTION WITH CERTAIN LONG-TERM U.S. DOLLAR DEBT SECURITIES WHICH ARE BEING HEDGED WITH THE NET U.S. DOLLAR INVESTMENT IN UNIVISION EFFECTIVE MARCH 1, 2002 -FOR ADDITIONAL INFORMATION, SEE "DEBT."

RESTRUCTURING AND NON-RECURRING CHARGES

RESTRUCTURING AND NON-RECURRING CHARGES AMOUNTED TO PS. 97,362 THOUSAND IN THE FIRST QUARTER OF 2002. THESE CHARGES PRINCIPALLY RELATE TO CHARGES TAKEN IN CONNECTION WITH PERSONNEL LAYOFFS IN OUR PUBLISHING SEGMENT AND INTERNET BUSINESS, AS WELL AS NON-RECURRING CHARGES IN CONNECTION WITH THE WRITE-OFF OF EXCLUSIVE RIGHTS LETTERS FOR SOCCER PLAYERS.

OTHER EXPENSE-NET

OTHER EXPENSE-NET AMOUNTED TO PS. 148,756 THOUSAND IN THE FIRST QUARTER OF 2002, AS COMPARED TO PS. 146,660 THOUSAND IN 2001'S COMPARABLE PERIOD. OTHER EXPENSE-NET FOR THE FIRST QUARTER OF 2002 PRIMARILY REFLECTS THE AMORTIZATION OF GOODWILL, AN ALLOWANCE FOR DOUBTFUL NON-TRADE ACCOUNTS RECEIVABLE AND EXPENSES FOR PROFESSIONAL SERVICES IN CONNECTION WITH CORPORATE MATTERS.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

EQUITY IN LOSSES OF AFFILIATES

EQUITY IN LOSSES OF AFFILIATES INCREASED TO A LOSS OF PS. 97,186 THOUSAND IN THE FIRST QUARTER OF 2002 FROM A LOSS OF PS. 64,362 THOUSAND IN 2001'S COMPARABLE PERIOD. THE INCREASE PRIMARILY REFLECTED AN INCREASE IN THE COMPANY'S EQUITY LOSSES OF ITS MULTI-COUNTRY DTH JOINT VENTURE IN LATIN AMERICA, AS WELL AS AN INCREASE IN EQUITY LOSSES IN A MINORITY INTEREST IN AN INTERNET VENTURE.

DURING 2001 AND THE FIRST QUARTER OF 2002, THE COMPANY'S INVESTMENT IN INNOVA, ITS DTH JOINT VENTURE IN MEXICO, REPRESENTED A NET LIABILITY POSITION ON ITS CONSOLIDATED BALANCE SHEET. THIS NET LIABILITY POSITION REPRESENTED LOSSES RECOGNIZED IN EXCESS OF THE COMPANY'S CAPITAL CONTRIBUTIONS AND LONG-TERM LOANS TO INNOVA, AND WAS IN EXCESS OF THE OUTSTANDING LONG-TERM DEBT INCURRED BY THIS JOINT VENTURE IN CONNECTION WITH A TRANSPONDER CAPITAL LEASE BEING GUARANTEED BY THE COMPANY. BECAUSE OF THIS NET LIABILITY POSITION, THE COMPANY DISCONTINUED THE RECOGNITION OF ADDITIONAL EQUITY LOSSES OF INNOVA IN 2001 AND THE FIRST QUARTER OF 2002. AS OF MARCH 31, 2002, THE COMPANY'S INVESTMENT IN INNOVA REPRESENTED A NET LIABILITY POSITION IN THE AMOUNT OF 844,028 THOUSAND.

DISCONTINUED OPERATIONS

ON DECEMBER 19, 2001, IN CONNECTION WITH A SERIES OF TRANSACTIONS, THE COMPANY REACHED AN AGREEMENT WITH UNIVISION COMMUNICATIONS INC. ("UNIVISION") TO SELL ITS MUSIC RECORDING BUSINESS IN THE UNITED STATES AND LATIN AMERICA IN EXCHANGE FOR 6,000,000 SHARES OF UNIVISION CLASS A COMMON STOCK AND WARRANTS TO PURCHASE 100,000 SHARES OF UNIVISION CLASS A COMMON STOCK (WHICH EXPIRE IN DECEMBER 2017.) ACCORDINGLY, THE RESULTS OF OPERATIONS OF THE MUSIC RECORDING BUSINESS AND CERTAIN EXPENSES INCURRED BY THE COMPANY IN CONJUNCTION WITH THIS DISPOSITION ARE REPORTED AS DISCONTINUED OPERATIONS FOR ALL PERIODS PRESENTED IN THE CONSOLIDATED STATEMENTS OF INCOME. THE SALE OF THE COMPANY'S MUSIC RECORDING BUSINESS WAS SUBSTANTIALLY COMPLETED IN APRIL 2002, AND THE GAIN ON THIS DISPOSITION WILL BE RECOGNIZED BY THE COMPANY AS INCOME FROM DISCONTINUED OPERATIONS IN THE RESULTS OF THE SECOND QUARTER OF 2002. THE QUOTED MARKET PRICE OF THE UNIVISION'S COMMON STOCK AT APRIL 15, 2002, WAS U.S.$43.13 PER SHARE, AND THE CARRYING VALUE OF THE CONSOLIDATED NET ASSETS OF THE COMPANY'S MUSIC RECORDING OPERATIONS AMOUNTED TO PS. 526,890 THOUSAND AS OF MARCH 31, 2002.

MINORITY INTEREST

THE COMPANY'S MINORITY INTEREST WAS PS. 11,289 THOUSAND FOR THE FIRST QUARTER OF 2002, AS COMPARED TO PS. 21,833 THOUSAND FOR 2001'S COMPARABLE PERIOD. THE DECREASE PRIMARILY REFLECTS A NET LOSS OF THE COMPANY'S RADIO BUSINESS, WHICH HAS BEEN 50% OWNED BY GRUPO PRISA SINCE OCTOBER 2001, AS WELL AS A DECREASE IN THE NET INCOME OF THE COMPANY'S NATIONWIDE PAGING BUSINESS, WHICH IS 49% OWNED BY A SUBSIDIARY OF MOBILE TELECOMMUNICATIONS TECHNOLOGIES CORP.

NET INCOME

IN THE FIRST QUARTER OF 2002, [illegible]
THOUSAND COMPARED TO A NET LOSS [illegible] THOUSAND IN 2001'S COMPARABLE

PERIOD. THE VARIANCE OF PS. 197,225 THOUSAND IS DUE PRINCIPALLY TO:

- AN INCREASE IN OPERATING INCOME OF PS. 62,192 THOUSAND;
- LOWER INTEGRAL COST OF FINANCING OF PS. 51,603 THOUSAND;
- A DECREASE IN INCOME TAXES OF PS. 116,806 THOUSAND;
- A REDUCTION IN THE CUMULATIVE LOSS EFFECT OF ACCOUNTING CHANGE OF PS. 70,396 THOUSAND; AND
- A DECREASE IN MINORITY INTEREST OF PS. 10,544 THOUSAND.

THIS VARIANCE WAS PARTIALLY OFFSET BY AN INCREASE IN RESTRUCTURING AND NON-RECURRING CHARGES OF PS. 12,509 THOUSAND; AN INCREASE IN OTHER EXPENSE-NET OF PS. 2,096 THOUSAND; HIGHER EQUITY IN LOSSES OF AFFILIATES OF PS. 32,824 THOUSAND; AND AN INCREASE IN LOSS FROM DISCONTINUED OPERATIONS OF PS. 66,887 THOUSAND.

RESULTS BY BUSINESS SEGMENT

TELEVISION BROADCASTING

THE INCREASE IN TELEVISION BROADCASTING SALES OF 1.0% (PS. 2,720,966 THOUSAND AND PS. 2,694,264 THOUSAND FOR THE FIRST QUARTER OF 2002 AND 2001, RESPECTIVELY) WAS CONSISTENT WITH GUIDANCE PROVIDED BY THE COMPANY IN FEBRUARY 2002.

TELEVISION BROADCASTING OPERATING INCOME INCREASED 13.8% (PS. 719,783 THOUSAND AND PS. 632,571 THOUSAND FOR THE FIRST QUARTER OF 2002 AND 2001, RESPECTIVELY) AS A RESULT OF HIGHER SALES AND A DECREASE IN COST OF SALES DUE TO LOWER COSTS RELATED TO TELENOVELAS AND SITCOMS, AS WELL AS LOWER OPERATING EXPENSES DUE TO MORE EFFICIENT PRODUCTION PROCEDURES. THIS INCREASE WAS PARTIALLY OFFSET BY COSTS RELATED TO THE TRANSMISSION OF THE 2002 WINTER OLYMPIC GAMES, "LA COPA DE ORO" AND THE RECENTLY LAUNCHED REALITY TELEVISION SHOW "BIG BROTHER."

PROGRAMMING FOR PAY TELEVISION

THE INCREASE IN PROGRAMMING FOR PAY TELEVISION SALES OF 13.5% (PS. 130,359 THOUSAND AND PS. 114,853 THOUSAND FOR THE FIRST QUARTER OF 2002 AND 2001, RESPECTIVELY) WAS DUE TO HIGHER REVENUES FROM PROGRAMS SOLD TO PAY TELEVISION SYSTEMS IN MEXICO AND SPAIN. THIS INCREASE WAS PARTIALLY OFFSET BY LOWER REVENUES FROM PROGRAMS SOLD IN LATIN AMERICA.

PROGRAMMING FOR PAY TELEVISION OPERATING INCOME INCREASED 148.0% TO PS. 13,213 THOUSAND IN THE FIRST QUARTER OF 2002 FROM PS. 5,327 THOUSAND IN 2001'S COMPARABLE PERIOD DUE TO HIGHER REVENUES, AND WAS PARTIALLY OFFSET BY HIGHER SIGNAL COSTS.

PROGRAMMING LICENSING

THE DECREASE IN PROGRAMMING LICENSING SALES OF 20.5% (PS. 303,947 THOUSAND AND PS. 382,284 THOUSAND FOR THE FIRST QUARTER OF 2002 AND 2001, RESPECTIVELY) WAS DUE TO THE TRANSLATION EFFECT ON FOREIGN CURRENCY DENOMINATED SALES OF PS.40,712 THOUSAND, AS WELL AS LOWER REVENUES FROM PROGRAMMING EXPORTS TO LATIN AMERICA, ASIA AND AFRICA. ROYALTIES PAID TO THE COMPANY BY UNIVISION UNDER THE UNIVISION PROGRAM LICENSING

THOUSAND IN THE FIRST QUARTER OF 2002, REFLECTING SALES FROM THE UNIVISION AND GALAVISION NETWORKS. UNDER THIS AGREEMENT, TELEVISA WILL RECEIVE AN ADDITIONAL 3%, ON AN INCREMENTAL BASIS, IN DECEMBER 2002. BEGINNING IN 2003, WE WILL RECEIVE 12% ROYALTIES FROM THE TELEFUTURA NETWORK, AS WELL, UNDER THE RECENT AGREEMENT WITH UNIVISION.

PROGRAMMING LICENSING OPERATING INCOME DECREASED PS. 73,211 THOUSAND (PS. 34,944 THOUSAND AND PS. 108,155 THOUSAND FOR THE FIRST QUARTER OF 2002 AND 2001, RESPECTIVELY) , REFLECTING LOWER REVENUES AND HIGHER SELLING EXPENSES DUE TO HIGHER PROVISION FOR DOUBTFUL TRADE ACCOUNTS, PRINCIPALLY IN PERU AND ARGENTINA.

PUBLISHING

PUBLISHING SALES DECREASED 11.1% TO PS. 294,844 THOUSAND IN THE FIRST QUARTER OF 2002 FROM PS. 331,682 THOUSAND IN 2001'S COMPARABLE PERIOD. THE DECREASE IS DUE TO THE NEGATIVE TRANSLATION EFFECT ON FOREIGN CURRENCY DENOMINATED SALES, AFFECTING OUR SALES ABROAD, REPRESENTING PS. 12,855 THOUSAND, LOWER MAGAZINES SOLD IN THE DOMESTIC MARKET AND A LOWER NUMBER OF ADVERTISING PAGES SOLD. THIS DECREASE WAS PARTIALLY OFFSET BY HIGHER MAGAZINES SOLD ABROAD, PRIMARILY IN THE U.S. DUE TO THE LAUNCH OF THE LATIN AMERICAN EDITION OF "MAXIM EN ESPAÑOL," WHICH IS NOW IN ITS THIRD EDITION. DURING THE FIRST QUARTER OF 2002, THE COMPANY'S REVENUES FROM SALES IN THE U.S. INCREASED 17.2%.

PUBLISHING OPERATING INCOME DECREASED BY 20.3%, (PS. 19,938 THOUSAND AND PS. 25,003 THOUSAND FOR THE FIRST QUARTER OF 2002 AND 2001, RESPECTIVELY) REFLECTING LOWER SALES, PARTIALLY OFFSET BY LOWER COSTS FOR PAPER AND LOWER OPERATING EXPENSES.

PUBLISHING DISTRIBUTION

THE DECREASE IN PUBLISHING DISTRIBUTION SALES OF 11.9% (PS. 192,092 THOUSAND AND PS. 217,946 THOUSAND FOR THE FIRST QUARTER OF 2002 AND 2001, RESPECTIVELY) WAS DUE PRIMARILY TO LOWER MAGAZINE SALES IN THE DOMESTIC MARKET AND THE NEGATIVE TRANSLATION EFFECT ON FOREIGN CURRENCY DENOMINATED SALES REPRESENTING PS. 6,804 THOUSAND. THIS DECREASE WAS PARTIALLY OFFSET BY AN INCREASE IN THE DISTRIBUTION OF MAGAZINES PUBLISHED BY THIRD PARTIES, AS WELL AS AN INCREASE IN THE DISTRIBUTION OF CERTAIN PRODUCTS ABROAD (PRIMARILY TELEPHONE CARDS AND TAX RETURN FORMS).

PUBLISHING DISTRIBUTION OPERATING INCOME DECREASED BY PS. 6,683 THOUSAND (PS. 95 THOUSAND AND PS. 6,778 THOUSAND FOR THE FIRST QUARTER OF 2002 AND 2001, RESPECTIVELY) PRIMARILY AS A RESULT OF LOWER SALES AND HIGHER SELLING EXPENSES.

CABLE TELEVISION

CABLE TELEVISION SALES INCREASED 11.9% IN THE FIRST QUARTER OF 2002 (PS. 277,299 THOUSAND) AS COMPARED TO THE FIRST QUARTER OF LAST YEAR (PS. 247,736 THOUSAND). CABLE TELEVISION SUBSCRIBERS DECREASED IN COMPARISON WITH THE FOURTH QUARTER OF 2001 AS A RESULT OF A 23% RATE INCREASE IN THE BASIC SERVICE PACKAGE, A 10% AVERAGE RATE INCREASE IN THE DIGITAL SERVICE PACKAGE AND A WEAKER ECONOMIC ENVIRONMENT. BASIC SUBSCRIBERS TOTALED 442,000 AND DIGITAL SUBSCRIBERS 74,400 IN THE FIRST QUARTER OF 2002

CABLE TELEVISION OPERATING INCOME INCREASED 49.8% (PS. 61,152 THOUSAND AND PS. 40,816 THOUSAND FOR THE FIRST QUARTER OF 2002 AND 2001, RESPECTIVELY) YEAR OVER YEAR DUE TO HIGHER SALES AND LOWER OPERATING EXPENSES. THIS INCREASE WAS PARTIALLY OFFSET BY HIGHER SIGNAL COSTS DUE TO THE LAUNCH OF 6 NEW CHANNELS IN THE BASIC SERVICE PACKAGE.

ON APRIL 11, 2002, AMÉRICA MÓVIL SOLD ALL OF ITS 49% EQUITY INTEREST IN OUR CABLE TELEVISION BUSINESS THROUGH A SECONDARY PUBLIC OFFERING OF CPOS IN MEXICO. 132,472,480 CPOS WERE OFFERED AT PS. 15.0 PER CPO. EACH CPO REPRESENTS FINANCIAL INTERESTS IN, AND LIMITED VOTING RIGHTS WITH RESPECT TO TWO SERIES A SHARES AND ONE SERIES B SHARE OF CABLEVISIÓN. CABLEVISIÓN'S CPOS ARE CURRENTLY TRADING ON THE MEXICAN STOCK EXCHANGE UNDER THE TICKER "CABLE". GRUPO TELEVISA OWNS THE REMAINING 51% OF THE COMPANY.

RADIO

RADIO SALES DECREASED 36.5% (PS. 55,341 THOUSAND AND PS. 87,126 THOUSAND FOR THE FIRST QUARTER OF 2002 AND 2001, RESPECTIVELY) DUE TO LOWER ADVERTISING TIME SOLD, REFLECTING THE DIFFICULT ECONOMIC ENVIRONMENT THAT IS ADVERSELY AFFECTING THE MEXICAN RADIO INDUSTRY. THIS SEGMENT IS CURRENTLY IN A TRANSITIONAL PERIOD, AS WE INTEGRATE GRUPO PRISA'S MANAGEMENT INTO ITS OPERATIONS AND IMPLEMENT THE NECESSARY STRUCTURAL CHANGES TO REBUILD OUR RADIO BUSINESS.

RADIO OPERATING INCOME DECREASED PS. 30,245 THOUSAND (OPERATING LOSS OF PS. 2,604 THOUSAND AND OPERATING INCOME OF PS. 27,641 THOUSAND FOR THE FIRST QUARTER OF 2002 AND 2001, RESPECTIVELY) REFLECTING THE REDUCTION IN REVENUES.

OTHER BUSINESSES

THE INCREASE IN OTHER BUSINESSES SALES OF 18.2% (PS. 474,290 THOUSAND AND PS. 401,330 THOUSAND FOR THE FIRST QUARTER OF 2002 AND 2001, RESPECTIVELY) WAS PRIMARILY DUE TO HIGHER SALES FROM SPORTING EVENTS, FEATURE FILM PRODUCTIONS AND OUR LIVE ENTERTAINMENT ENTERPRISE, EN VIVO. THIS INCREASE WAS PARTIALLY OFFSET BY LOWER REVENUES FROM BOTH THE NATIONWIDE PAGING AND DUBBING BUSINESSES.

OTHER BUSINESSES OPERATING LOSS DECREASED TO A LOSS OF PS. 80,088 THOUSAND FOR THE FIRST QUARTER OF 2002 AND LOSS OF PS. 121,096 THOUSAND FOR THE FIRST QUARTER OF 2001, DUE PRIMARILY TO HIGHER SALES, A REDUCTION IN COST OF SALES AND LOWER OPERATING EXPENSES PRIMARILY IN OUR INTERNET DIVISION, AFTER A 61% REDUCTION IN HEADCOUNT IN THIS DIVISION.

ON APRIL 10, 2002, TELEVISA AND CLEAR CHANNEL ENTERTAINMENT ANNOUNCED THAT OUR JOINT LIVE ENTERTAINMENT VENTURE WILL PURSUE WORLDWIDE TOURS OF SPANISH-SPEAKING ARTISTS AND OTHER LIVE EVENTS PRIMARILY TARGETING SPANISH-SPEAKING AUDIENCES. IN CONNECTION WITH THIS JOINT VENTURE, TELEVISA ACQUIRED 50%, OF CARDENAS-FERNANDEZ & ASSOCIATES INC. (CFA), THE LEADING HISPANIC EVENT PRODUCER IN THE U.S. AND CARIBBEAN. CLEAR CHANNEL OWNS THE OTHER 50%.

FROM MARCH TO SEPTEMBER 2002, THIS JOINT VENTURE INTENDS TO PRESENT "LA MÁQUINA MUSICAL MILLER LITE" A STATE-OF-THE-ART MOBILE [illegible]

THE BEST LATIN MUSIC. THE TOUR WILL PERFORM 20 SHOWS IN 12 OF THE TOP U.S. HISPANIC MARKETS INCLUDING MIAMI, NEW YORK, HOUSTON, CHICAGO AND LOS ANGELES. NEARLY A QUARTER MILLION FANS ARE EXPECTED TO PARTICIPATE IN THIS UNIQUE MUSICAL EXPERIENCE, WHICH REPRESENTS ONE OF MILLER BREWING COMPANY'S LARGEST INVESTMENTS IN LATIN MUSICAL ENTERTAINMENT. TOP LATIN ARTISTS SUCH AS LUPILLO RIVERA AND RIELEROS DEL NORTE WILL PERFORM AS THE MOBILE VENUE WINDS ITS WAY ACROSS THE U.S.

INTERSEGMENT SALES

INTERSEGMENT SALES FOR THE FIRST QUARTER OF 2002 AND 2001, AMOUNTED TO PS. 101,724 THOUSAND AND PS. 98,918 THOUSAND, RESPECTIVELY.

CORPORATE EXPENSES

CORPORATE EXPENSES FOR THE FIRST QUARTER OF 2002 AND 2001, AMOUNTED TO PS. 32,932 THOUSAND AND PS. 34,727 THOUSAND, RESPECTIVELY.

DISPOSED OPERATIONS

NET SALES AND OPERATING LOSS OF DISPOSED OPERATIONS RELATED TO ECO AND MERKATEL (A TELEPHONE SERVICE COMPANY), FOR THE FIRST QUARTER OF 2001, AMOUNTED TO PS. 39,602 THOUSAND AND PS. 19,159 THOUSAND, RESPECTIVELY.

SKY

THE COMPANY'S DIRECT TO HOME SATELLITE SERVICE ("DTH") CONTINUES TO ACHIEVE SUBSCRIBER GROWTH UNDER HIGHLY COMPETITIVE MARKET CONDITIONS AND IN THE MIDST OF AN ECONOMIC SLOWDOWN. DURING THE QUARTER ENDED MARCH 31, 2002, INNOVA ADDED APPROXIMATELY 9,300 NET NEW CUSTOMERS TO ITS GROSS ACTIVE SUBSCRIBER BASE. GROSS ACTIVE SUBSCRIBERS INCREASED 1.3 FROM 692,000 AS OF DECEMBER 31, 2001 TO APPROXIMATELY 701,300 AS OF MARCH 31, 2002. THE GROSS ACTIVE SUBSCRIBER BASE AS OF MARCH 31, 2002 REPRESENTS AN 8.7% INCREASE, OR A NET GAIN OF APPROXIMATELY 56,400 GROSS ACTIVE SUBSCRIBERS, SINCE MARCH 31, 2001. NET SUBSCRIBER ADDITIONS DURING THE FIRST QUARTER WERE HIGHER THAN THE PREVIOUS QUARTER, BUT LOWER AS COMPARED TO THE FIRST QUARTER OF 2001 AS A RESULT OF THE SLOWDOWN OF THE MEXICAN ECONOMY, THE NEGATIVE IMPACT OF THE NEW TAX OF 10% ON TELECOMMUNICATION SERVICES AND THE CANCELLATION OF SUBSCRIBERS WHOSE ANTENNAS WERE NOT RE-POINTED TO THE NEW SATELLITE PAS 9 AND WERE NOT PAYING FOR THE SERVICES.

NET REVENUES FOR THE FIRST QUARTER INCREASED TO PS. 864.8 MILLION, OR 18%, AS COMPARED TO THE SAME PERIOD LAST YEAR. THIS INCREASE IS PRIMARILY DUE TO THE GROWTH OF THE SUBSCRIBER BASE. COST OF SALES DECREASED BY PS. 77.8 MILLION, OR 23%, TO PS. 256.8 MILLION FOR THE FIRST QUARTER OF 2002 FROM PS. 334.6 MILLION DURING THE SAME PERIOD LAST YEAR. TOTAL OPERATING EXPENSES DURING THE FIRST QUARTER OF 2002 INCREASED BY PS. 49.3 MILLION, OR 16%, AS COMPARED TO THE SAME PERIOD OF 2001, MAINLY DUE TO HIGHER MARKETING EXPENSES RELATED TO FREE SPECIAL EVENTS OFFERED TO SUBSCRIBERS. FOR THE FIRST QUARTER OF 2002 EBITDA IMPROVED TO PS. 252.3 MILLION, AS COMPARED TO PS. 90.5 MILLION FOR THE SAME PERIOD OF 2001. CONSEQUENTLY, EBIT IMPROVED BY PS. 157.7 MILLION TO PS. 17.8 MILLION IN THE FIRST QUARTER OF 2002 FROM A LOSS OF PS. 139.9 MILLION FOR THE FIRST QUARTER OF 2001.

CAPITAL EXPENDITURES, ACQUISITIONS AND INVESTMENTS

IN THE FIRST QUARTER OF 2002, THE COMPANY INVESTED APPROXIMATELY U.S.$ 22.9 MILLION IN PROPERTY, PLANT AND EQUIPMENT AS CAPITAL EXPENDITURES FOR THE ACQUISITION OF TECHNICAL, TRANSMISSION AND COMPUTER EQUIPMENT, OF WHICH APPROXIMATELY U.S.$ 7.2 MILLION IS RELATED TO CABLEVISIÓN. ADDITIONALLY, IN THE FIRST QUARTER OF 2002 THE COMPANY INVESTED U.S.$ 23.8 MILLION IN ITS DTH VENTURES (U.S.$ 17.7 MILLION IN MEXICO IN THE FORM OF LONG-TERM LOANS AND U.S.$ 6.1 MILLION IN SOUTH AMERICA).

DEBT AS OF MARCH 31, 2002, THE COMPANY'S LONG-TERM DEBT AMOUNTED TO PS. 12,849,091 THOUSAND, AND ITS CURRENT DEBT WAS PS. 326,003 THOUSAND, AS COMPARED TO PS. 11,266,516 THOUSAND AND PS. 331,572 THOUSAND, RESPECTIVELY, AS OF MARCH 31, 2001.

ON MARCH 11, 2002, THE COMPANY ISSUED U.S.$300 MILLION 30-YEAR SENIOR NOTES WITH A COUPON RATE OF 8.50% AND WERE PRICED AT 99.431% FOR A YIELD TO MATURITY OF 8.553%, OR 305 BASIS POINTS OVER A COMPARABLE U.S. TREASURY BOND. THE SENIOR NOTES MATURE ON MARCH 11, 2032. THE TRANSACTION WAS PRICED AT A RECORD 47.3 BASIS POINTS ABOVE THE YIELD ON THE UMS 2031 SOVEREIGN BENCHMARK SECURITY. A PORTION OF THE PROCEEDS FROM THE SENIOR NOTES WERE USED TO REFINANCE APPROXIMATELY U.S.$276 MILLION OF INDEBTEDNESS OUTSTANDING UNDER A ONE-YEAR BRIDGE LOAN, INTO WHICH THE COMPANY ENTERED IN DECEMBER 2001 TO FINANCE, IN PART, A U.S.$375 MILLION EQUITY INVESTMENT IN UNIVISION. IMPORTANTLY, WITH THIS TRANSACTION, GRUPO TELEVISA BECAME THE FIRST MEXICAN COMPANY TO ISSUE 30-YEAR SENIOR NOTES, DEMONSTRATING THE STRENGTH OF ITS FINANCIAL PROFILE.

EFFECTIVE MARCH 1, 2002, THE COMPANY DESIGNATED ITS INVESTMENT IN SHARES OF UNIVISION AS AN EFFECTIVE HEDGE OF ITS U.S.$300 MILLION SENIOR NOTES DUE IN 2011 AND ITS U.S.$ 300 MILLION SENIOR NOTES DUE IN 2032. CONSEQUENTLY, DURING THE TERM OF THE HEDGE, ANY FOREIGN EXCHANGE GAIN OR LOSS ATTRIBUTABLE TO THIS U.S. DOLLAR LONG-TERM DEBT, WHICH IS HEDGED BY THE COMPANY'S NET INVESTMENT IN SHARES OF UNIVISION, WILL BE CREDITED OR CHARGED DIRECTLY TO EQUITY (ACCUMULATED OTHER COMPREHENSIVE LOSS).

TELEVISION RATINGS AND MARKET SHARE

NATIONAL URBAN RATINGS AND AUDIENCE SHARE DATA PRODUCED BY IBOPE CERTIFY THAT TELEVISION BROADCASTING RATINGS AND MARKET SHARE SUBSTANTIALLY INCREASED IN THE FIRST QUARTER OF 2002 AS COMPARED TO THE FOURTH QUARTER OF 2001. DURING THE FIRST QUARTER OF 2002, TOTAL TELEVISA AUDIENCE SHARE INCREASED TO 69.8% IN PRIME TIME; 71.6% IN 16:00 TO 23:00; AND 74.1% IN SIGN-ON TO SIGN-OFF.

IN THE FIRST QUARTER OF 2002, WE AIRED 95 OF THE 100 MOST POPULAR PROGRAMS. CHANNEL 2 CONTINUES TO BE THE LEADER IN MEXICAN TELEVISION LARGELY DUE TO THE SUCCESS OF THE FOLLOWING TELENOVELAS: "SALOMÉ," "EL MANANTIAL" AND "EL JUEGO DE LA VIDA." ON MARCH 3, 2002, TELEVISA LAUNCHED THE FIRST REALITY TELEVISION SHOW IN MEXICO. "BIG BROTHER" HAS POSITIONED ITSELF AS ONE OF THE MOST POPULAR SHOWS IN THE 18-34 YEAR DEMOGRAPHIC IN LESS THAN TWO MONTHS ON THE AIR WITH AN AVERAGE AUDIENCE SHARE OF 41.4% ON THE WEDNESDAY NIGHT PROGRAM.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: TLEVISA
GRUPO TELEVISA, S.A.

QUARTER: 1 YEAR: 2002

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

OUTLOOK FOR 2002

WE EXPECT TELEVISION BROADCASTING REVENUES TO INCREASE IN THE LOW TEEN DOUBLE DIGIT RANGE FOR THE SECOND QUARTER OF 2002, DUE TO THE ADDITIONAL REVENUE GENERATED BY THE 2002 WORLD CUP AND A SLIGHT IMPROVEMENT IN THE ADVERTISING MARKET.

WE EXPECT COSTS TO BE STABLE IN 2002 COMPARED WITH LAST YEAR.

GRUPO TELEVISA S.A., IS THE LARGEST MEDIA COMPANY IN THE SPANISH-SPEAKING WORLD, AND A MAJOR PLAYER IN THE INTERNATIONAL ENTERTAINMENT BUSINESS. IT HAS INTERESTS IN TELEVISION PRODUCTION AND BROADCASTING, PROGRAMMING FOR PAY TELEVISION, INTERNATIONAL DISTRIBUTION OF TELEVISION PROGRAMMING, DIRECT-TO-HOME SATELLITE SERVICES, PUBLISHING AND PUBLISHING DISTRIBUTION, CABLE TELEVISION, RADIO PRODUCTION AND BROADCASTING, PROFESSIONAL SPORTS AND SHOW BUSINESS PROMOTIONS, PAGING SERVICES, FEATURE FILM PRODUCTION AND DISTRIBUTION, DUBBING, AND THE OPERATION OF A HORIZONTAL INTERNET PORTAL. GRUPO TELEVISA ALSO HAS AN UNCONSOLIDATED EQUITY STAKE IN UNIVISION, THE LEADING SPANISH-LANGUAGE TELEVISION COMPANY IN THE UNITED STATES.

THIS DIRECTOR REPORT CONTAINS FORWARD-LOOKING STATEMENTS REGARDING THE COMPANY'S RESULTS AND PROSPECTS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THESE STATEMENTS. THE FORWARD-LOOKING STATEMENTS IN THIS DIRECTOR REPORT SHOULD BE READ IN CONJUNCTION WITH THE FACTORS DESCRIBED IN "ITEM 1. DESCRIPTION OF BUSINESS - CAUTIONARY STATEMENT" IN THE COMPANY'S ANNUAL REPORT ON FORM 20-F, WHICH, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FOR THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS MADE IN THIS DIRECTOR REPORT AND IN ORAL STATEMENTS MADE BY AUTHORIZED OFFICERS OF THE COMPANY. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THEIR DATES. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

GRUPO TELEVISA, S.A.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2002 AND 2001
(IN THOUSANDS OF MEXICAN PESOS IN PURCHASING POWER AS OF MARCH 31, 2002, EXCEPT PER UDI VALUE)

1. ACCOUNTING POLICIES:

THE CONDENSED FINANCIAL STATEMENTS OF GRUPO TELEVISA, S. A. (THE "COMPANY") AND ITS CONSOLIDATED SUBSIDIARIES (COLLECTIVELLY, THE "GROUP"), AS OF MARCH 31, 2002, AND 2001 AND FOR THE THREE MONTHS ENDED ON THOSE DATES, ARE UNAUDITED. IN THE OPINION OF MANAGEMENT, ALL ADJUSTMENTS (CONSISTING PRINCIPALLY OF NORMAL RECURRING ADJUSTMENTS) NECESSARY FOR A FAIR PRESENTATION OF THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN INCLUDED THEREIN.

FOR PURPOSES OF THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS, CERTAIN INFORMATION AND DISCLOSURES, NORMALLY INCLUDED IN FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH MEXICAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("MEXICAN GAAP"), HAVE BEEN CONDENSED OR OMITTED. THESE CONDENSED CONSOLIDATED STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE GROUP'S CONSOLIDATED AND AUDITED FINANCIAL STATEMENTS AND NOTES THERETO FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999, WHICH INCLUDE, AMONG OTHER DISCLOSURES, THE GROUP'S MOST SIGNIFICANT ACCOUNTING POLICIES, WHICH HAVE BEEN APPLIED ON A CONSISTENT BASIS FOR THE THREE MONTHS ENDED MARCH 31, 2002, EXCEPT FOR THE PROVISIONS OF THE NEW MEXICAN GAAP BULLETIN C-2, "FINANCIAL INSTRUMENTS", WHICH WERE ADOPTED IN THE FIRST QUARTER OF 2001 (SEE NOTE 11).

2. PROPERTY, PLANT AND EQUIPMENT:

PROPERTY, PLANT AND EQUIPMENT AS OF MARCH 31, CONSISTED OF:

	2002	2001
BUILDINGS	PS. 6,237,498	PS. 6,362,434
TECHNICAL EQUIPMENT	8,412,288	8,459,598
FURNITURE AND FIXTURES	490,541	536,852
TRANSPORTATION EQUIPMENT	420,277	435,301
COMPUTER EQUIPMENT	637,043	597,704
	16,197,647	16,391,889
ACCUMULATED DEPRECIATION	(7,334,825)	(7,199,058)
	8,862,822	9,192,831
LAND	3,326,025	3,349,208
CONSTRUCTION IN PROGRESS	753,866	551,947
	PS.12,942,713	PS. 13,093,986

PROPERTY, PLANT AND EQUIPMENT INCLUDES CAPITALIZED FINANCING COSTS OF PS.1,369,435 AND PS.1,368,398 AS OF MARCH 31, 2002 AND 2001, RESPECTIVELY.

ACCUMULATED DEPRECIATION INCLUDES DEPRECIATION OF CAPITALIZED FINANCING COSTS OF PS.455,241 AND PS.345,225 AS OF MARCH 31, 2002 AND 2001, RESPECTIVELY.

DEPRECIATION CHARGED TO INCOME FOR THE THREE MONTHS ENDED MARCH 31, 2002 AND 2001, WAS PS.206,140 AND PS.226,393, RESPECTIVELY.

3. LONG-TERM DEBT SECURITIES:

AS OF MARCH 31, THE COMPANY'S LONG-TERM DEBT SECURITIES OUTSTANDING WERE AS FOLLOWS:

	2002		2001	
	U.S. DOLLAR PRINCIPAL AMOUNTS (THOUSANDS)	MEXICAN PESOS	U.S. DOLLAR PRINCIPAL AMOUNTS (THOUSANDS)	MEXICAN PESOS
SERIES A SENIOR NOTES DUE 2003 (A)	$ 68,847	PS. 621,000	$ 68,847	PS. 684,245
SERIES B SENIOR NOTES DUE 2006 (A)	5,343	48,194	5,343	53,102
SENIOR DISCOUNT DEBENTURES DUE 2008 (B)	-	-	31,029	318,438
SENIOR NOTES DUE 2005 (C)	200,000	1,804,000	200,000	1,987,725
SENIOR NOTES DUE 2011 (D)	300,000	2,706,000	-	-
SENIOR NOTES DUE 2032 (E)	300,000	2,706,000	-	-
	$874,190	7,885,194	$305,219	3,043,510
UDI-DENOMINATED NOTES DUE 2007 (F)		3,353,382		3,350,270
		PS.11,238,576		PS.6,393,780

(A) INTEREST ON EACH SERIES OF THE SENIOR NOTES IS PAYABLE SEMI-ANNUALY. EXCEPT AS DESCRIBED BELOW, THE SENIOR NOTES ARE NOT REDEEMABLE AT THE OPTION OF THE COMPANY. INTEREST RATES ON THE SERIES A SENIOR NOTES AND SERIES B SENIOR NOTES (INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES) ARE 11.96 AND 12.49% PER ANNUM, RESPECTIVELY. IN THE EVENT OF CERTAIN CHANGES IN LAW AFFECTING THE MEXICAN WITHHOLDING TAX TREATMENT OF CERTAIN PAYMENTS ON THE SECURITIES, THE SECURITIES WILL BE REDEEMABLE, AS A WHOLE BUT NOT IN PART, AT THE OPTION OF THE COMPANY, AT ANY TIME, AT 100% OF THEIR PRINCIPAL AMOUNT PLUS ACCRUED INTEREST, TO THE DATE OF REDEMPTION. THESE SECURITIES ARE UNSECURED, UNSUBORDINATED OBLIGATIONS OF THE CAMPANY, RANK PARI PASSU IN RIGHT OF PAYMENT WITH ALL EXISTING AND FUTURE UNSECURED, UNSUBORDINATED OBLIGATIONS OF THE COMPANY, AND ARE SENIOR IN RIGHT OF PAYMENT TO ALL FUTURE SUBORDINATED INDEBTEDNESS OF THE COMPANY, AND ARE EFFECTIVELY SUBORDINATED TO ALL EXISTING AND FUTURE LIABILITIES OF THE

COMPANY'S SUBSIDIARIES.

(B) ON MAY 15, 2001, THE COMPANY REDEEMED ALL OF THE REMAINING SENIOR DISCOUNT DEBENTURES OUTSTANDING WHICH WERE ORIGINALLY DUE IN 2008, AT 106.625% OF THEIR PRINCIPAL AMOUNT OF APPROXIMATELY U.S. $32.5 MILLION IN ACCORDANCE WITH THE TERMS OF THE RELATED DEBT SECURITIES INDENTURE. THE PREMIUMS FOR REDEEMING THIS DEBT AMOUNTED TO APPROXIMATELY U.S.$2.2 MILLION (APPROXIMATELY PS.20,954), AND WERE ACCOUNTED FOR, TOGETHER WITH RELATED COSTS, AS A NON-RECURRING CHARGE OF PS.33,765 IN THE CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2001. THIS REDEMPTION WAS REFINANCED BY MEANS OF AN UNSECURED MEXICAN PESO LOAN OF PS.320,000, GRANTED BY A COMMERCIAL MEXICAN BANK WITH PRINCIPAL AND INTEREST THEREOF PAYABLE ON A QUARTERLY BASIS THROUGH MAY 15, 2006, AND ANNUAL INTEREST RATE OF THE MEXICAN INTERBANK RATE PLUS 30 BASIS POINTS.

(C) INTEREST ON THE 8.625% SENIOR NOTES, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 9.07% PER ANNUM, AND IS PAYABLE SEMI-ANNUALLY IN FEBRUARY AND AUGUST OF EACH YEAR, COMMENCING IN FEBRUARY 2001. THE SENIOR NOYES ARE UNSECURED OBLIGATIONS OF THE COMPANY, RANK EQUALLY IN RIGHT OF PAYMENT WITH ALL EXISTING AND FUTURE UNSECURED AND UNSUBORDINATED INDEBTEDNESS OF THE COMPANY, AND ARE JUNIOR IN RIGHT OF PAYMENT TO ALL OF THE EXISTING AND FUTURE LIABILITIES OF THE COMPANY'S SUBSIDIARIES. THE SENIOR NOTES MAY NOT BE REDEEMED PRIOR TO MATURITY, EXCEPT IN THE EVENT OF CERTAIN CHANGES IN LAW AFFECTING THE MEXICAN WITHHOLDING TAX TREATMENT OF CERTAIN PAYMENTS ON THE SECURITIES, IN WHICH CASE THE SECURITIES WILL BE REDEEMABLE, AS A WHOLE BUT NOT IN PART, AT THE OPINION OF THE COMPANY. THE AGREEMENT CONTAINS CERTAIN COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND ITS SUBSIDIARIES ENGAGED IN TELEVISION BROADCASTING, PROGRAMMING FOR PAY TELEVISION AND PROGRAMMING LICENSING TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS. IN THE FOURTH QUARTER OF 2000, SUBSTANTALLY ALL OF THE SENIOR NOTES WERE REGISTERED BY THE COMPANY WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION THROUGH AN EXCHANGE OFFER.

(D) IN SEPTEMBER 2001, THE COMPANY ISSUED U.S.$300 MILLION 10-YEAR SENIOR NOTES WITH A COUPON RATE OF 8%. THE SENIOR NOTES WERE PRICED AT 98.793% FOR A YIELD TO MATURITY OF 8.179%. THE PROCEEDS OF THIS OFFERING WERE USED TO REPAY ALL OF THE REMAINING AMOUNTS THEN OUTSTANDING UNDER THE COMPANY'S U.S.$400 MILLION SYNDICATED LOAN WITH AN ORIGINAL MATURITY IN 2003. INTEREST ON THE SENIOR NOTES, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 8.41% PER ANNUM, AND IS PAYABLE SEMI-ANNUALLY IN SEPTEMBER AND MARCH OF EACH YEAR, COMMENCING IN MARCH 2002. THE SENIOR NOTES MAY NOT BE REDEEMED PRIOR TO MATURITY, EXCEPT IN THE EVENT OF CERTAIN CHANGES IN LAW AFFECTING THE MEXICAN WITHHOLDING TAX TREATMENT OF CERTAIN PAYMENTS ON THE SECURITIES, IN WHICH CASE THE SECURITIES WILL BE REDEEMABLE, AS A WHOLE BUT NOT IN PART, AT THE OPTION OF THE COMPANY. THE AGREEMENT OF THE SENIOR NOTES CONTAINS CERTAIN COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND ITS SUBSISIARIES ENGAGED IN TELEVISION BROADCASTING, PROGRAMMING FOR PAY TELEVISION AND PROGRAMMING LICENSING (OTHER THAN THOSE OPERATIONS CONDUCTED BY A TELEVISION BROADCASTING SUBSIDIARY IN SAN DIEGO, CALIFORNIA), TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGES, CONSOLIDATIONS AND SIMILAR TRANSACTIONS. IN MARCH 2002, THE COMPANY

CONCLUDED THE EXCHANGE OF SUBSTANTIALLY ALL OF THESE UNREGISTERED SENIOR NOTES FOR SENIOR NOTES REGISTERED UNDER THE U.S. SECURITIES ACT.

(E) IN MARCH 2002, THE COMPANY ISSUED U.S.$300 MILLION 30-YEAR SENIOR NOTES WITH A COUPON RATE OF 8.5%. THE SENIOR NOTES WERE PRICED AT 99.431% FOR A YIELD TO MATURITY OF 8.553%. A PORTION OF THE NET PROCEEDS OF THIS OFFERING WERE USED TO REPAY ALL OF THE AMOUNTS THEN OUTSTANDING UNDER A U.S.$276 MILLION BRIDGE LOAN FACILITY WITH AN ORIGINAL MATURITY IN DECEMBER 2002. INTEREST ON THE SENIOR NOTES, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 8.94% PER ANNUM, AND IS PAYABLE SEMI-ANNUALLY IN MARCH AND SEPTEMBER OF EACH YEAR, COMMENCING IN SEPTEMBER 2002. THE SENIOR NOTES MAY NOT BE REDEEMED PRIOR TO MATURITY, EXCEPT IN THE EVENT OF CERTAIN CHANGES IN LAW AFFECTING THE MEXICAN WITHHOLDING TAX TREATMENT OF CERTAIN PAYMENTS ON THE SECURITIES, IN WHICH CASE THE SECURITIES WILL BE REDEEMABLE, AS A WHOLE BUT NOT IN PART, AT THE OPTION OF THE COMPANY. THE AGREEMENT OF THE SENIOR NOTES CONTAINS CERTAIN COVENANTS TO BE COMPLIED WITH BY THE COMPANY AND CERTAIN RESTRICTED SUBSIDIARIES SIMILAR TO THE COVENANTS UNDER THE AGREEMENT OF THE COMPANY'S U.S.$300 MILLION SENIOR NOTES DUE 2011 DESCRIBED ABOVE.

(F) ON APRIL 14, 2000, THE COMPANY ISSUED IN THE MEXICAN MARKET NOTES DENOMINATED IN MEXICAN INVESTMENT UNITS ("UNIDADES DE INVERSIÓN" OR "UDIS") FOR AN AMOUNT OF PS.3,000,000 (NOMINAL), REPRESENTING 1,086,007,800 UDIS, WITH ANNUAL INTEREST OF 8.15% AND MATURITY IN 2007. INTEREST ON THESE NOTES IS PAYABLE SEMI-ANNUALLY. THE BALANCE AS OF MARCH 31, 2002 AND 2001 INCLUDES RESTAMENT OF PS.353,382 AND PS.210,434, RESPECTIVELY. THE UDI VALUE AS OF MARCH 31, 2002, WAS OF PS. 3.087807 PER ONE UDI.

EFFECTIVE MARCH 1, 2002, THE GROUP DESIGNATED ITS INVESTMENT IN SHARES OF UNIVISION AS AN EFFECTIVE HEDGE OF ITS U.S.$300 MILLION SENIOR NOTES DUE IN 2011 AND ITS U.S.$300 MILLION SENIOR NOTES DUE IN 2032. CONSEQUENTLY, DURING THE TERM OF THE HEDGE, ANY FOREIGN EXCHANGE GAIN OR LOSS ATTRIBUTABLE TO THIS U.S. DOLLAR LONG-TERM DEBT, WHICH IS HEDGED BY THE COMPANY'S NET INVESTMENT IN SHARES OF UNIVISION, WILL BE CREDITED OR CHARGED DIRECTLY TO EQUITY (CUMULATIVE FOREIGN CURRENCY TRANSLATION) (SEE NOTE 7).

4. CONTINGENCIES:

PAYMENTS TO BE MADE BY CERTAIN MEXICAN COMPANIES IN THE GROUP TO EMPLOYEES IN CASE OF DISMISSAL AND UNDER CERTAIN CIRCUNSTANCES PROVIDED BY THE MEXICAN LABOR LAW WILL BE EXPENSED AS INCURRED.

IN MAY 2001, THE MEXICAN ANTITRUST AGENCY RATIFIED ITS OPPOSITION TO THE PROPOSED MERGER OF THE GROUP'S RADIO BUSINESS WITH GRUPO ACIR. AS A RESULT, THE COMPANY AND THE SHAREHOLDERS OF GRUPO ACIR FILED AN ACTION TO SEEK AN INJUNCTION AGAINST THIS RULING IN THE MEXICAN FEDERAL COURTS; HOWEVER, NO ASSURANCE CAN BE GIVEN THAT THIS ACTION WILL BE SUCCESSFUL.

THERE ARE OTHER VARIOUS LEGAL ACTIONS AND OTHER CLAIMS PENDING AGAINST THE GROUP INCIDENTAL TO ITS BUSINESSES AND OPERATIONS. IN THE OPINION OF THE GROUP'S MANAGEMENT, NONE OF THESE PROCEEDINGS WILL HAVE A MATERIAL ADVERSE

EFFECT ON THE GROUP'S FINANCIAL POSITION OR RESULTS OF OPERATIONS.

5. STOCKHOLDERS' EQUITY:

THE MAJORITY STOCKHOLDERS' EQUITY AS OF MARCH 31, IS ANALYZED AS FOLLOWS:

	2002		2001	
	NOMINAL PESOS	RESTATED PESOS	NOMINAL PESOS	RESTATED PESOS
CAPITAL STOCK	PS.1,513,427	PS. 7,073,395	PS. 1,517,578	PS. 7,097,085
ADDITIONAL PAID-IN CAPITAL	187,428	207,212	187,428	207,212
LEGAL RESERVE	517,746	1,067,369	517,746	1,067,369
RESERVE FOR REPURCHASE OF SHARES	2,695,761	5,291,031	2,695,761	5,291,031
UNAPPROPIATED EARNINGS	6,161,705	10,083,258	4,992,887	8,820,062
ACCUMULATED EFFECT OF DEFERRED INCOME TAXES	(2,197,681)	(2,534,374)	(2,197,681)	(2,534,374)
NET INCOME (LOSS) FOR THE YEAR	-	66,388	(125,010)	(130,837)
DEFICIT FROM RESTATEMENT	-	(3,267,327)	-	(2,400,913)
TOTAL MAJORITY STOCKHOLDERS' EQUITY		PS.17,986,952		PS.17,416,635

AS OF MARCH 31, 2002 AND 2001, CAPITAL STOCK IS NET OF SHARES REPURCHASED OF PS.476,583 (NOMINAL PS.70,703) AND PS.452,893 (NOMINAL PS.66,552), RESPECTIVELY.

AT MARCH 31, 2002, THE COMPANY'S NUMBER OF SHARES OF CAPITAL STOCK ISSUED, REPURCHASED AND OUTSTANDING CONSISTED OF:

	AUTHORIZED AND ISSUED	REPURCHASED (*)	OUTSTANDING
SERIES A SHARES	4,590,700,000	108,307,493	4,482,392,507
SERIES L SHARES	2,271,150,000	84,216,475	2,186,933,525
SERIES D SHARES	2,271,150,000	84,216,475	2,186,933,525
	9,133,000,000	276,740,443	8,856,259,557

(*) INCLUDE 84,215,671 CPOS AND ADDITIONAL 24,091,018 SERIES A SHARES NOT IN THE FORM OF CPOS THAT ARE BENEFICIALLY OWNED BY ONE OF THE COMPANY'S WHOLLY-OWNED SUBSIDIARIES.

DURING 2001, A COMPANY'S SUBSIDIARY ACQUIRED SHARES OF THE COMPANY FOR THE AMOUNT OF PS.224,750 OF WHICH PS.183,375 WERE CHARGED TO UNAPPROPRIATED EARNINGS.

6. REPURCHASE OF SHARES:

AS OF MARCH 31, 2002, THE COMPANY'S STOCKHOLDERS HAD APPROVED APPROPRIATING FROM RETAINED EARNINGS A RESERVE AMOUNTING TO PS.6,102,888, FOR THE REPURCHASE OF SHARES, AT THE DISCRETION OF MANAGEMENT. THE COMPANY'S REPURCHASE PROGRAM HAS BEEN AUTHORIZED BY THE MEXICAN BANK AND SECURITIES COMMISSION ("COMISION NACIONAL BANCARIA Y DE VALORES"), AND WAS INITIATED BY THE COMPANY IN FEBRUARY 1999. THE RESERVE FOR REPURCHASE OF SHARES WAS USED IN 1999 AND 2000 IN THE AMOUNT OF PS. 250,930 AND PS. 560,927, RESPECTIVELY, IN CONNECTION WITH REPURCHASES OF SHARES MADE BY THE COMPANY IN THOSE YEARS.

7. INTEGRAL COST OF FINANCING:

INTEGRAL COST OF FINANCING FOR THE THREE MONTHS ENDED MARCH 31, CONSISTED OF:

	2002	2001
INTEREST EXPENSE (1)	PS. 284,644	PS. 327,239
INTEREST INCOME	(141,141)	(267,585)
FOREIGN EXCHANGE (GAIN) LOSS, NET (2)	(99,098)	44,327
LOSS FROM MONETARY POSITION (3)	29,102	40,871
	73,507	144,852
MONETARY RESULT CLASSIFIED AS PROVISION FOR DEFERRED INCOME TAX (3)	45,319	49,910
FOREIGN EXCHANGE RESULT HEDGED (4)	24,333	-
	PS. 143,159	PS. 194,762

(1) INCLUDES RESTATEMENT OF INVESTMENT UNITS OF PS.35,498 AND PS.43,821 IN 2002 AND 2001, RESPECTIVELY.
(2) INCLUDES LOSSES FROM FORWARD EXCHANGE CONTRACTS OF PS.47,621 IN 2001.
(3) ARISING FROM TEMPORARY DIFFERENCES OF NON-MONETARY ITEMS IN CALCULATING DEFERRED INCOME TAX UNDER MEICAN GAAP CIRCULAR NO. 54.
(4) FOREIGN EXCHANGE GAIN ATTRIBUTABLE TO LONG-TERM DEBT SECURITIES WHICH ARE HEDGED BY THE GROUP'S NET INVESTMENT IN UNIVISION (SEE NOTE 3).

8. DEFERRED TAXES:

THE DEFERRED INCOME TAX LIABILITY AS OF MARCH 31, WAS DERIVED FROM:

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:TLEVISA
GRUPO TELEVISA, S.A.

QUARTER: 1 YEAR: 2002

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

	2002	2001
ASSETS:		
ACCRUED LIABILITIES	PS. 473,957	PS. 621,742
TAX LOSS CARRYFORWARDS, NET OF VALUATION ALLOWANCES	157,948	493,682
CUSTOMER ADVANCES	746,299	1,292,826
OTHER ITEMS	527,425	775,496
	1,905,629	3,183,746
LIABILITIES:		
INVENTORIES	1,807,555	2,496,205
PROPERTY, PLANT AND EQUIPMENT - NET	914,986	1,808,753
OTHER ITEMS	1,152,826	1,516,006
	3,875,367	5,820,964
	1,969,738	2,637,218
LESS:		
ASSETS TAX-NET	381,119	718,432
DEFERRED INCOME TAX LIABILITY	1,588,619	1,918,786
DEFERRED INCOME TAS ASSET OF DISCONTINUED OPERATIONS	28,046	38,206
DEFERRED INCOME TAX LIABILITY OF CONTINUING OPERATIONS	PS.1,616,665	PS.1,956,992

9. EXTRAORDINARY ITEMS:

NO EXTRAORDINARY ITEMS, AS DEFINED BY MEXICAN GAAP BULLETIN A-7 "COMPARABILITY", WERE RECOGNIZED IN INCOME FOR THE THREE MONTHS ENDED MARCH 31, 2002 AND 2001.

10. DISCONTINUED OPERATIONS:

ON DECEMBER 19, 2001 IN CONNECTION WITH A SERIES OF TRANSACTIONS THE GROUP REACHED AN AGRREEMENT WITH UNIVISION COMMUNICATIONS, INC. ("UNIVISION") TO SELL ITS MUSIC RECORDING BUSINESS IN THE UNITED STATES AND LATIN AMERICA (SEE NOTE 14). ACCORDINGLY, THE RESULTS OF OPERATIONS OF THE MUSIC RECORDING BUSINESS ARE REPORTED AS DISCONTINUED OPERATIONS FOR ALL PERIODS PRESENTED IN THESE CONSOLIDATED FINANCIAL STATEMENTS. THE MUSIC RECORDING SEGMENT RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2002 AND 2001, ARE SUMMARIZED AS FOLLOWS:

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:TLEVISA
GRUPO TELEVISA, S.A.

QUARTER: 1 YEAR: 2002

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

PAGE 8
CONSOLIDATED
Final Printing

	2002	2001
NET SALES	$181,198	$298,589
COST OF SALES	126,582	215,158
OPERATING EXPENSES	34,627	46,742
DEPRECIATION AND AMORTIZATION	747	1,052
OPERATING INCOME	19,242	35,637
OTHERS ITEMS	11,092	(488)
INCOME BEFORE INCOME TAXES	8,150	36,125
INCOME TAXES	10,206	24,342
NET (LOSS) INCOME	(2,056)	11,783
EXPENSES FOR DISCONTINUING OPERATIONS (NET OF INCOME TAX BENEFIT OF PS.28,564)	(53,048)	-
NET (LOSS) INCOME FROM DISCONTINUED OPERATIONS	(55,104)	11,783

THE NET ASSETS OF THE DISCONTINUED MUSIC RECORDING OPERATIONS IN THE MARCH 31, 2002 AND 2001 CONSOLIDATED BALANCE SHEETS AMOUNTED TO PS.526,890 AND PS.588,711, RESPECTIVELY.

11. CUMULATIVE EFFECT OF ACCOUNTING CHANGES:

IN THE FIRST QUARTER OF 2001, THE COMPANY ADOPTED THE PROVISIONS OF BULLETIN C-2, "FINANCIAL INSTRUMENTS", ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS. THROUGH DECEMBER 31, 2000, THE GROUP RECOGNIZED GAINS OR LOSSES ON DERIVATIVE FINANCIAL INSTRUMENTS NOT DESIGNATED AS A HEDGE UPON SETTLEMENT OF THE RELATED CONTRACTS. AS A RESULT OF APPLYING THE PROVISIONS OF THIS NEW ACCOUNTING PRINCIPLE, THE GROUP ACCOUNTED FOR ALL OF ITS DERIVATIVE FINANCIAL INSTRUMENTS AT FAIR VALUE AS OF JANUARY 1, 2001, AND RECOGNIZED A CUMULATIVE EFFECT LOSS OF PS.70,396 (NET OF INCOME TAX BENEFIT OF PS. 37,907) IN THE CONSOLIDATED INCOME STATEMENT FOR THE THREE MONTHS ENDED MARCH 31, 2001. THE IMPACT WAS PRIMARILY DUE TO THE RECOGNITION OF UNSETTLED FORWARD CONTRACTS NOT DESIGNATED AS A HEDGE.

NO CUMULATIVE EFFECT OF ACCOUNTING CHANGE WAS RECOGNIZED IN INCOME FOR THE THREE MONTHS ENDED MARCH 31, 2002.

12. QUARTERLY NET RESULTS (HISTORICAL AND RESTATED):

THE QUARTERLY NET RESULTS FOR THE FOUR QUARTERS ENDED MARCH 31, 2002, ARE AS FOLLOWS:

	HISTORICAL NET RESULT (1)			RESTATED NET RESULT	
QUARTER	ACCUMULATED	QUARTER	INDEX AT END OF QUARTER	ACCUMULATED	QUARTER
2°/01	PS. 110,494	PS. 236,721	343.694	PS. 114,530	PS. 245,366

3°/01	438,817	326,925	348.042	449,162	334,633
4°/01	1,345,662	902,589	351.418	1,364,153	914,991
1°/02	66,388	66,388	356.247	66,388	66,388

(1) AS REPORTED IN EACH QUARTER.

13. CONVERSION OF UNIVISION PREFERRED SHARES

ON FEBRUARY 25, 2002, THE 375,000 NON-VOTING PREFERRED SHARES OF UNIVISION STOCK ACQUIRED BY THE GROUP IN DECEMBER 2001 FOR CONSIDERATION OF U.S.$375 MILLION IN CASH, WERE CONVERTED UPON THE RECEIPT OF REQUIRED U.S. REGULATORY APPROVALS INTO 10,594,500 SHARES OF UNIVISION CLASS A COMMON STOCK. AS A RESULT OF THIS CONVERSION THE GROUP RECOGNIZED AN EXCESS OF THE PURCHASE PRICE PAID BY THE GROUP OVER THE CARRYING VALUE OF THE UNIVISION STOCK ACQUIRED OF APPROXIMATELY U.S.$297 MILLION (PS.2,681,655), WHICH WILL BE AMORTIZED IN A 20-YEAR PERIOD BEGINNING MARCH 2002.

14. SUBSEQUENT EVENT

IN APRIL, 2002, THE GROUP COMPLETED THE SALE OF ITS MUSIC RECORDING BUSINESS TO UNIVISION IN EXCHANGE FOR CONSIDERATION OF 6,000,000 SHARES OF UNIVISION COMMON STOCK AND WARRANTS TO PURCHASE 100,000 SHARES OF UNIVISION COMMON STOCK (WHICH EXPIRE IN DECEMBER 2017) AT A PRICE OF U.S.$38.261 PER SHARE. THE GROUP WILL RECOGNIZE THE RESULT OF THIS SALE IN THE SECOND QUARTER OF 2002.

- - - - - - - - - - - - -

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TLEVISA** QUARTER: **1** YEAR: **2002**
GRUPO TELEVISA, S.A.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP (2)	TOTAL AMOUNT (Thousands of Pesos) ACQUISITION COST	PRESENT VALUE (3)
SUBSIDIARIES					
2 CORPORATIVO VASCO DE QUIROGA, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	17,263,119	100.00	1,394,033	1,912,515
3 DTH EUROPA, S.A.	PROMOTION AND DEVELOPMENT OF COMPANIES	465,711	79.95	264,460	(388,057)
4 EDITORA FACTUM, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	2,024,235	100.00	1,209,572	4,733,677
5 EDITORIAL TELEVISA, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	1,037,498	100.00	823,582	1,259,398
6 GRUPO DISTRIBUIDORAS INTERMEX, S.A. DE C.V.	DISTRIBUTION OF BOOKS AND MAGAZINES	349,470,905	100.00	822,778	804,192
7 GRUPO RADIOPOLIS, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	28,149,059	100.00	316,890	1,042,838
8 PROMO-INDUSTRIAS METROPOLITANAS, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	379,114	100.00	88	47,983
9 SISTEMA RADIOPOLIS, S.A. DE C.V.	COMMERCIALIZATION OF RADIO PROGRAMMING	76,070,313	50.00	764,739	189,733
10 TELEPARABOLAS, S.L.	MAINTENANCE OF PARABOLIC DISHES	1,500	100.00	750	1,351
11 TELESISTEMA MEXICANO, S.A. DE C.V.	COMMERCIALIZATION OF TELEVISION	132,009,215	100.00	9,029,929	14,024,876
12 TELEVISA ARGENTINA, S.A.	COMMERCIAL OPERATION OF TELEVISION	6,920,920	100.00	115,371	72,524
13 TELEVISA COMERCIAL, S.A. DE C.V.	DISTRIBUTION OF BOOKS AND MAGAZINES	3,799,991	100.00	3,799,991	5,517,035
14 TELEVISION INDEPENDIENTE DE MEXICO, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	13,135,147	99.95	1,198,515	4,434,374
15 CAPITALIZED INTEGRAL COST OF FINANCING, 1994		1	0.00	0	223,965
16 CAPITALIZED INTEGRAL COST OF FINANCING, 1995		1	0.00	0	374,801

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TLEVISA**
GRUPO TELEVISA, S.A.

QUARTER: 1 YEAR: 2002

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP (2)	TOTAL AMOUNT (Thousands of Pesos)	
				ACQUISITION COST	PRESENT VALUE (3)
17 CAPITALIZED INTEGRAL COST OF FINANCING, 1996		1	0.00	0	26,035
18 CAPITALIZED INTEGRAL COST OF FINANCING, 1998		1	0.00	0	23,004
TOTAL INVESTMENT IN SUBSIDIARIES				19,740,698	34,300,042
ASSOCIATEDS					
1 ARGOS COMUNICACIÓN, S.A. DE C.V.	OPERATION AND/OR BROADCASTING OF T.V.	33,000,000	30.00	137,000	21,770
2 BOUNCYNET, INC.	INTERNET PORTAL	4,700	47.00	158,265	22,185
3 DIBUJOS ANIMADOS MEXICANOS DIAMEX, S.A.	PRODUCTION OF ANIMATED CARTOONS	1,297,995	36.75	4,384	632
4 DISTRIBUIDORA DE REVISTAS BERTRAN, S.A.C.	DISTRIBUTION OF BOOKS AND MAGAZINES	30,000	50.00	658	1,840
5 DISTRIBUIDORA ALFA, S.A.	DISTRIBUTION OF BOOKS AND MAGAZINES	500	50.00	694	5,169
6 DTH TECHCO PARTNERS	SERVICES FOR SATELLITE PAY TELEVISION	1	30.00	117,900	155,169
7 EDITORIAL CLIO, LIBROS Y VIDEOS, S.A. DE C.V.	PUBLISHING AND PRINTING OF BOOKS AND MA	2,627,050	30.00	26,270	12,491
8 EDITORIAL TELEVISA CAMBIO, S.A. DE C.V.	PUBLISHING AND PRINTING OF BOOKS AND MA	561	51.00	5,610	3,298
9 ENDEMOL MEXICO, S.A. DE C.V.	COMMERCIALIZATION OF TELEVISION PROGRAM	1,635,000	50.00	1,635	8,075
10 EXPOSICION UNIVERSAL DE MEXICO 2010, S.A. DE C.V.	PROMOTION OF INTERNATIONAL EVENTS	1	30.00	10,257	10,257
11 INNOVA, S. DE R.L. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	1	60.00	773,585	(844,029)
12 INTERCONTINENTAL MEDIA, S.A.	DISTRIBUTION OF BOOKS AND MAGAZINES	42	35.00	361	83
13 GRUPO EUROPRODUCCIONES, S.A.	PROMOTION AND DEVELOPMENT OF COMPANIES	2,700	30.00	93,407	39,037
14 RED TELEVISIVA MEGAVISION, S.A.	COMMERCIALIZATION OF TELEVISION	7,885,472	21.99	75,221	25,581

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: TLEVISA
GRUPO TELEVISA, S.A.

QUARTER: 1 YEAR: 2002

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP (2)	TOTAL AMOUNT (Thousands of Pesos)	
				ACQUISITION COST	PRESENT VALUE (3)
15 SKY LATIN AMERICA, PARTNERS.	ADMINISTRATIVE SERV. FOR THE DTH VENTUR	1	30.00	1,974	7,628
16 SKY MULTI-COUNTRY, PARTNERS.	ADMINISTRATIVE SERV. FOR THE DTH VENTUR	1	30.00	1,211,305	(145,112)
17 T.V. DEL HUMAYA, S.A. DE C.V.	OPERATION AND/OR BROADCASTING OF T.V.	1,199,994	50.00	814	7,132
18 UNIVISION COMMUNICATIONS, INC.	BROADCASTING OF T.V. SPANISH PROGRAMS	24,187,534	10.99	3,445,933	1,121,114
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				6,065,273	462,320
OTHER PERMANENT INVESTMENTS					777,296
TOTAL					35,529,667

25/04/2002 07:38

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODITLEVISA
GRUPO TELEVISA, S.A.

QUARTER: 1 YEAR: 2002

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (+) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	1,708,605	319,455	1,389,150	4,528,893	1,404,383	4,513,660
MACHINERY	4,198,193	1,871,020	2,327,173	4,214,095	2,809,625	3,731,643
TRANSPORT EQUIPMENT	238,030	110,314	127,716	182,247	170,828	139,135
OFFICE EQUIPMENT	224,402	80,282	144,120	266,139	156,059	254,200
COMPUTER EQUIPMENT	415,385	209,437	205,948	221,658	203,422	224,184
OTHER	0	0	0	0	0	0
DEPRECIABLES TOTAL	6,784,615	2,590,508	4,194,107	9,413,032	4,744,317	8,862,822
NOT DEPRECIATION ASSETS						
GROUNDS	454,896	0	454,896	2,871,129	0	3,326,025
CONSTRUCTIONS IN PROCESS	753,866	0	753,866	0	0	753,866
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	1,208,762	0	1,208,762	2,871,129	0	4,079,891
TOTAL	7,993,377	2,590,508	5,402,869	12,284,161	4,744,317	12,942,713

STOCK EXCHANGE CODE: TLEVISA
GRUPO TELEVISA, S.A.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 1 YEAR: 2002

Final Printing
CONSOLIDATED

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated in Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $)						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $)					
					Time Interval						Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
...ER FINANCIAL ENTITIES																
...DICADO	21/12/2001	3.02	0	0	0	0	0	0	0	0	0	0	0	380,600	541,200	0
...AMEX, S.A	24/07/2000	9.02	152,625	228,938	0	0	0	0	0	0	0	0	0	0	0	0
...CA SERFIN, S.A	15/05/2001	9.66	64,000	208,000	0	0	0	0	0	0	0	0	0	0	0	0
... CHASE MANHATTAN BANK	30/01/2000	4.60	0	0	0	0	0	0	0	0	0	0	185,937	0	0	0
...COINBURSA, S.A.	31/10/2001	8.40	8,141	21,050	0	0	0	0	0	0	0	0	0	0	0	0
...CA SERFIN, S.A.	16/05/1994	5.50	0	0	28,862	0	0	0	0	0	0	0	0	0	0	0
...K OF AMERICA	20/04/1999	6.87	0	0	0	0	0	0	0	0	330	113	452	452	452	24,461
...TRUST BANK MIAMI, ...DA	01/06/1999	2.06	0	0	0	0	0	0	0	0	2,410	603	4,545	4,122	4,037	8,085
...ENDADORA CITIBANK, S.A	12/01/2000	7.14	0	0	14,121	4,935	0	0	0	0	0	0	0	0	0	0
...CO DE BILBAO VIZCAYA	15/07/1999	5.55	0	0	0	0	0	0	0	0	3,692	2,119	8,011	3,459	1,119	0
...CO NACIONAL DE MEXICO,	03/02/1994	9.03	0	0	13,053	0	0	0	0	0	0	0	0	0	0	0
...OMER, S.A.	17/10/1994	5.50	0	0	11,238	0	0	0	0	0	0	0	0	0	0	0
...NDADORA BANK OF ...ICA,	29/12/1999	7.04	0	0	4,973	1,735	0	0	0	0	0	0	0	0	0	0
...APITAL LEASING, S.A. DE	23/12/1999	7.08	0	0	3,294	1,150	0	0	0	0	0	0	0	0	0	0
...ING DEL VALLE	08/04/2001	20.83	0	0	0	0	0	0	0	0	11	57	320	0	0	0
...L BANKS			222,766	457,988	73,312	7,820	0	0	0	0	6,812	3,092	187,265	388,633	546,808	33,546

23:12 24/04/2002

STOCK EXCHANGE CODE: TLEVISA
GRUPO TELEVISA, S.A.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 1 YEAR: 2002

Final Printing
CONSOLIDATED

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated in Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $)						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $)					
					Time Interval						Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
STOCK EXCHANGE																
PRIVATE PLACEMENTS																
UNSECURED DEBT																
OBLIGACIONES	13/05/1996	11.90	0	0	0	0	0	0	0	0	0	0	620,999	0	0	0
OBLIGACIONES	13/05/1996	12.40	0	0	0	0	0	0	0	0	0	0	0	0	0	48,194
OBLIGACIONES	08/08/2000	9.07	0	0	0	0	0	0	0	0	0	0	0	0	1,804,000	0
OBLIGACIONES	13/09/2001	8.41	0	0	0	0	0	0	0	0	0	0	0	0	0	2,706,000
OBLIGACIONES	11/03/2002	8.94	0	0	0	0	0	0	0	0	0	0	0	0	0	2,706,000
UNIDADES DE INVERSION	14/04/2000	6.15	0	3,353,387	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL STOCK EXCHANGE			0	[illegible]	0	0	0	0	0	0	0	0	620,999	0	1,804,000	5,460,194

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated in Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $)						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $)					
					Time Interval						Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
PESOS			415,385	0	0	1,358,160	0	0	0	0	0	278,349	0	0	0	0
TOTAL SUPPLIERS			415,388	0	0	1,356,160	0	0	0	0	0	228,349	0	0	0	0

23:12 24/04/2002

STOCK EXCHANGE CODE: TLEVISA
GRUPO TELEVISA, S.A.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 1 YEAR: 2002

Final Printing
CONSOLIDATED

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $)						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $)					
					Time Interval						Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
DIVERSOS			771,140	100,145	0	167,889	371,850	0	0	0	90,427	65,086	109,429	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			771,140	100,145	0	167,889	371,850	0	0	0	90,427	65,086	109,429	0	0	0
			1,409,294	3,911,546	73,312	1,531,889	371,850	0	0	0	97,239	296,507	927,693	368,833	2,350,808	5,493,740

NOTES

THE BANCO NACIONAL DE MEXICO LOAN WAS REFINANCED IN JULY 2000, AND THE MATURITY OF SUCH LOAN AND INTEREST PAYABLE WERE CHANGED AS REFLECTED IN THIS SHEDULES.

THE EXCHANGE RATES FOR THE CREDITS DENOMINATED IN FOREIGN CURRENCY WERE AS FOLLOWS :

$ 9.0200 PESOS PER U.S. DOLLAR
7.8888 PESOS PER EURO
0.0039 PESOS PER COLOMBIAN PESO

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TLEVISA**
GRUPO TELEVISA, S.A.

QUARTER: **1** YEAR: **2002**

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	85,564	771,787	11,492	103,658	875,445
OTHER	1,559	14,062	4,378	39,490	53,552
TOTAL	**87,123**	**785,849**	**15,870**	**143,148**	**928,997**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	106,001	956,129	12,958	116,881	1,073,010
INVESTMENTS	35,889	323,719	94	848	324,567
OTHER	35,787	322,799	3,242	29,243	352,042
TOTAL	**177,677**	**1,602,647**	**16,294**	**146,972**	**1,749,619**
NET BALANCE	**(90,554)**	**(816,798)**	**(424)**	**(3,824)**	**(820,622)**
FOREING MONETARY POSITION					
TOTAL ASSETS	**601,444**	**5,426,025**	[illegible]	[illegible]	**5,806,010**
LIABILITIES POSITION	**1,238,116**	**11,167,806**	**42,767**	**385,758**	**11,553,564**
SHORT TERM LIABILITIES POSITION	205,031	1,849,380	21,204	191,260	2,040,640
LONG TERM LIABILITIES POSITION	1,033,085	9,318,426	21,563	194,498	9,512,924
NET BALANCE	**(636,672)**	**(5,742,781)**	**(640)**	**(5,773)**	**(5,748,554)**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TLEVISA** QUARTER: 1 YEAR: 2002

GRUPO TELEVISA, S.A.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

NOTES

THE EXCHANGE RATES USED FOR TRANSLATION WERE AS FOLLOWS :

24/04/2002 23:12

$ 9.0200	PESOS PER U.S. DOLLAR
7.8888	PESOS PER EURO
2.9096	PESOS PER ARGENTINEAN PESO
9.0200	PESOS PER PANAMANIAN BALBOA
0.0135	PESOS PER CHILEAN PESO
0.0039	PESOS PER COLOMBIAN PESO
2.6169	PESOS PER PERUVIAN NUEVO SOL
0.0257	PESOS PER COSTA RICAN COLON
0.0703	PESOS PER JAPANESE YEN
5.9010	PESOS PER CANADIAN DOLLAR
1.2100	PESOS PER FRENCH FRANC
13.1169	PESOS PER POUNDS STERLING
0.8780	PESOS PER SWEDISH CROWN
9.0200	PESOS PER ECUADORIAN SUCRE
4.0700	PESOS PER GERMAN MARK

THIS INFORMATION IS PRESENTED ON A CONSOLIDATED BASIS AND INCLUDES, ACCORDINGLY, INFORMATION OF FOREIGN SUBSIDIARIES.

THE ASSETS IN U.S. DOLLARS INCLUDES NON-CURRENT ASSETS OF U.S.$ 210,231.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TLEVISA**
GRUPO TELEVISA, S.A.

QUARTER: **1** YEAR: **2002**

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	19,846,184	17,699,891	(2,146,293)	0.01	(19,812)
FEBRUARY	19,906,721	17,837,857	(2,068,864)	0.00	1,328
MARCH	19,882,322	18,370,860	(1,511,462)	0.00	(6,802)
ACTUALIZATION:	0	0	0	0.00	(82)
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	(6,485)
OTHER	0	0	0	0.00	(42,568)
TOTAL					(74,421)

24/04/2002 23:12

NOTES

THE AMOUNT REFLECTED IN "OTHER" INCLUDES A GAIN FROM MONETARY POSITION DERIVED FROM DEFERRED TAXES FOR PS.45,319 WHICH WAS CLASSIFIED IN THE DEFERRED INCOME TAX PROVISION IN ACCORDANCE WITH THE GUIDELINES PROVIDED BY BULLETIN D-4 FOR DEFERRED TAXES, AND A LOSS FROM MONETARY POSITION DERIVED FROM THE MUSIC RECORDING OPERATIONS FOR PS.3,462 WHICH WAS CLASSIFIED AS DISCONTINUED OPERATIONS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: TLEVISA QUARTER: 1 YEAR: 2002

GRUPO TELEVISA, S.A.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

THE AGREEMENTS OF THE U.S.$200 MILLION, U.S.$300 MILLION AND U.S.$300 MILLION SENIOR NOTES WITH MATURITY IN 2005, 2011 AND 2032, RESPECTIVELY, CONTAIN CERTAIN COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND ITS SUBSIDIARIES ENGAGED IN TELEVISION OPERATIONS TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS OR SIMILAR TRANSACTIONS.

ACTUAL SITUATION OF FINANCIAL LIMITED

AT MARCH 31, 2002, THE GROUP WAS IN COMPLIANCE WITH THE FINANCIAL RESTRICTIONS OF THE CONTRACTS RELATED TO THE LONG-TERM SENIOR NOTES DESCRIBED ABOVE.

C.P. JORGE LUTTEROTH ECHEGOYEN
CONTROLLER, VICE-PRESIDENT

MEXICO, D.F. APRIL 24 2002

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

24/04/2002 05:31:00 p.m.

(1) THIS FORM MUST BE SIGNED BY THE COMPANY'S GENERAL DIRECTOR OR FINANCE DIRECTOR, WITH THE EXPLANATION THAT THE FINANCIAL LIMITATIONS AGREED WERE MET. IN THE CASE OF FAILING TO FULFILL SOME OF THE LIMITATIONS, INDICATE THOSE LIMITATIONS AND A REGULATION PROGRAM SHOWING HOW THEY ARE GOING TO BE SATISFIED. THIS FORM SHOULD ALSO BE PRESENTED ATTACHED TO THE DICTAMINATED FINANCIAL STATEMENTS, SIGNED BY THE CORRESPONDING EXTERNAL AUDITORS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TLEVISA** QUARTER: 1 YEAR: **2002**
GRUPO TELEVISA, S.A.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **CONSOLIDATED**
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
TELEVISION:		0	0
CORPORATIVO SANTA FE	HEADQUARTERS	0	0
TELEVISA SAN ANGEL	PRODUCTION AND BROADCASTING PROGRA	0	0
TELEVISA CHAPULTEPEC	PRODUCTION AND BROADCASTING PROGRA	0	0
REAL ESTATE	LAND AND UNOCCUPIED, BUILDING,	0	0
..	PARKING LOTS, ADMINISTRATIVE	0	0
..	OFFICES, RADIO ANTENNAS,	0	0
..	TELEVISION STATIONS FACILITIES.	0	0
TRANSMISSION STATIONS	BROADCASTER STATIONS.	0	0
PUBLISHING:		0	0
EDITORIALS	ADMINISTRATION, SALES, PRODUCTION,	0	0
..	STORAGE AND DISTRIBUTION OF	0	0
..	MAGAZINES AND NEWSPAPERS.	0	0
AUDIO:		0	0
SISTEMA RADIOPOLIS, S.A. DE C	BROADCASTER STATIONS.	0	0
MUSIC RECORDING:		0	0
FONOVISA MEXICO, S.A. DE C.V.	PROMOTION OF RECORDS, DISTRIBUTION	0	0
..	AND WAREHOUSING CENTER OF	0	0
..	FINISHED GOODS.	0	0
FONOVISA, INC.	ADMINISTRATIVE OFFICES.	0	0
CABLE TELEVISION:		0	0
CABLEVISION, S.A. DE C.V.	CABLE TELEVISION, SIGNAL CONDUCTION	0	0
..	AND TRANSMISSION EQUIPMENT.	0	0
OTHER BUSINESSES:		0	0
IMPULSORA DEL DEPORTIVO	SOCCER, SOCCER TEAMS, TRAINING	0	0
NECAXA, S.A. DE C.V. AND CLUB	FACILITIES, ADMINISTRATIVE OFFICES AND	0	0
DE FUTBOL AMERICA, S.A. DE C.	THE AZTECA STADIUM.	0	0
COMUNICACIONES MTEL, S.A. DE	NATIONWIDE PAGING.	0	0
AUDIOMASTER 3000, S.A. DE C.V	DUBBING, DUBBING EQUIPMENT AND	0	0
..	STUDIOS, AND ADMINISTRATIVE	0	0
..	OFFICES.	0	0

NOTES

25/04/2002 07:38

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TLEVISA** QUARTER: 1 YEAR: 2002
GRUPO TELEVISA, S.A.

MAIN RAW MATERIALS

ANNEX 10 **CONSOLIDATED**
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
TAPES AND VIDEOCASSETTE FOR RECORDING	FUJI FILM, S.A. DE C.V.				0.14
		VIDEOCASSETTE	NETWORK MUSIC	YE	0.22
		FOR RECORDING	COLOR CASSETTES	YE	0.75
PROGRAMS AND FILMS	ALAMEDA FILMS, S.A.				0.16
	CIMA FILMS, S.A. DE C.V.				0.40
	CINEMA CHOCOLA TE, S.A. DE C.V.				0.20
	CINEMATOGRAFICA CALDERON, S.A.				0.33
	CINEMATOGRAFICA RODRIGUEZ E HIJOS				0.30
	CLASA FILMS MUNDIALES,S.A.				0.64
	CUMBRE FILMS, S.A.				0.28
	CHURUBUSCO,S.A.				1.97
	DISTRIBUIDORA RO MARI, S.A. DE C.V.				2.02
	GREGORIO WALER STEIN WEINSTOCK				0.28
	GRUPO GALINDO, S.A. DE C.V.				0.26
	GUSSI, S.A. DE C.V.				3.60
	ORO FILMS, S.A. DE C.V.				0.60
	PELICULAS RODRI GUEZ, S.A.				0.28
	PELICULAS Y VI DEOS INTERNACIO NALES, S.A.				0.67
	PRODUCCIONES CARLOS AMADOR, S.A. DE C.V.				0.58
	MATOUK, S.A. PRODUCCIONES GALUBI, S.A.				0.20
	PRODUCCIONES GONZALO ELVIRA, S.A.				0.21
	PRODUCCIONES MATOUK, S.A.				0.29

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TLEVISA**
GRUPO TELEVISA, S.A.

QUARTER: 1 YEAR: 2002

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
	SECINE, S.A. DE C.V.				1.12
	VLADY REALI ZADORES, S.A.				0.31
			COMPANY	NO	1.40
			ALFRED HABER INC.	NO	0.55
			ALLIANCE INTERNATIONAL	NO	1.42
			AMERICA PRODU CCIONES, S.A.	NO	0.90
			ANTENA 3 TE LEVISION	NO	0.59
			BBC WORLDWIDE AMERICAS, INC.	NO	0.54
			BUENAVISTA INT. INC.	NO	3.45
			CANAL + DISTRI BUTION	NO	0.40
			CBS BROADCAST INTERNATIONAL	NO	2.33
			CINAR FILMS, INC.	NO	0.26
			CONSTELLATION PICTURES INTERNA TIONAL	NO	3.19
			DREAMWORKS	NO	1.28
			EVERGREEN ENTER TAINMENT CORP.	NO	0.83
			FREMANTLE IN TERNATIONAL DISTRIBUTION	NO	0.40
			GAUMONT	NO	1.93
			GT MERCHANDI SING & LICENSING CORP.	NO	0.37
			HEARTS ENTER TAINMENT INC.	NO	0.48
			HIGHPOINT PRODUCTIONS INC.	NO	0.44
			HIT ENTERTAIN MENT PLC.	NO	0.38
			INDEPENDENT INTERNATIONAL [illegible]	[illegible]	[illegible]
			INTERNATIONAL		

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TLEVISA** QUARTER: 1 YEAR: 2002
GRUPO TELEVISA, S.A.

MAIN RAW MATERIALS

ANNEX 10 **CONSOLIDATED**
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
			MERCHANDISING PROMOTIONS	NO	0.31
			ITSY BITSY EN TERTAINMENT COMPANY	NO	0.44
			KUSHNER LOCKE INTERNATIONAL	NO	0.40
			MGM/UA TELECOM MUNICATIONS, INC.	NO	1.87
			MTM INTERNA TIONAL	NO	0.37
			MTV NETWORKS A DIVISION OF VIACOM INT.	NO	0.98
			NBC INTERNATIONAL	NO	1.06
			NEW LATIN IMAGE CORPORATION	NO	0.55
			UN IMAGE INCOR PORATED	NO	0.45
			PARAMOUNT PICTURES , CORP.	NO	4.12
			PHOENIX WORDL FILMS, INC.	NO	0.43
			REPRESENTACIO NES DE TELEVISI ON, S.A.	NO	0.46
			RYSHER ENTER TAINMENT, INC.	NO	0.75
			SALSA ENTER TAINMENT, INC.	NO	0.42
			SOLOMON INTER NATIONAL ENTER PRISES, LTD.	NO	0.50
			SONY CORPORA TION OF AMERICA	NO	8.57
			TELEVIX ENTER TAINMENT	NO	0.39
			TOEI ANIMATION CO., LTD	NO	0.64
			TOP ENTERTAIN MENT PRODUCTS, INC.	NO	0.37
			[illegible] NATIONAL,INC.	NO	0.27

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TLEVISA**
GRUPO TELEVISA, S.A.

QUARTER: **1** YEAR: **2002**

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
			TWENTIETH CENTURY FOX, INC.	NO	4.87
			UNIVERSAL STUDIOS INTERNATIONAL, B.V.	NO	7.58
			VENTURA FILM DISTRIBUTORS BV	NO	0.89
			WARNER BROS. INTERNATIONAL TELEVISION	NO	14.70
			WHILAND COMPANY, S.A.	NO	1.79
			ZACH MOTION PICTURES INC.	NO	1.38
			OTHERS		5.66
COAXIAL CABLE RG	NACIONAL DE CONDUCTORES, S.A. DE C.V.				4.81
PLASTIC STAPLE	TV CABLE DE COLOTLAN, S.A. C.V.				0.14
SINGLE TELEGRIP	CORPODISEÑO DE HERRAJES, S.A.				0.41
IDENTIFICATION PLAQUE	RIBANDI, S.A. DE C.V.				0.15
		HILTI BOLT	HILTI MEXICANA, S.A. DE C.V.		0.16
		SWITCH	CABLENETWORK MEXICO		0.04
		SWITCH	DISTRIBUIDORA Y COMERCIALIZADO		2.04
		TWO OUTLET DEVICE /	TVC CORPORATION		0.27
SINGLE RECORD	DISCOS GAS,S.A.				0.67
CASSETTE	CIN-RAM DE MEXICO, S.A. DE C.V.				11.25
	SONY MUSIC, S.A. DE C.V.				0.24
	LASERDISK,S.A.				13.89
COMPACT DISC	LASERDISK,S.A.				11.47
	SONOPRESS,S.A.				0.02
	CIN-RAM DE MEXICO, S.A. DE C.V.				5.90
	SONY MUSIC, S.A. DE C.V.				0.04
	CIA. ICED, S.A. DE C.V.				[illegible]
	MASS CASSETTE.				

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TLEVISA** QUARTER: 1 YEAR: 2002
GRUPO TELEVISA, S.A.

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
	S.A. DE C.V.				0.09
		COMPACT DISC	AMERIC DISC	NO	86.00
			DIGITAL INTERNA		
			CIONAL CO.	NO	1.00
		MUSICAL VIDEO	CENTRAL DE		
			VIDEOS	NO	1.00
COUCHE PAPER	EDITORIAL ANTAR				
	TICA QUEBEC, S.A.				5.87
	MYLLYKOSKI				0.66
	GRUPO PIPSAMEX				2.20
	FOREST ALLIANCE				0.08
	PAPEL, S.A.				0.04
		COUCHE PAPER	BOWATER INCOR		
			PORATED	YE	2.67
			WEB SOURCE	YE	4.00
			FINNIPAP	YE	11.94
			TEMBEC, INC.	YE	8.20
			BULKLEY DUNTON	YE	19.76
			UNIVERSAL		
			NETWORK	YE	0.03
			INPACEL	YE	0.02
			FOREST QUEST INC	YE	1.90
PAPER AND IMPRESSION	PRODUCTORA CO				
	MERCIALIZADORA Y				
	EDITORES DE LI				
	BROS , S.A. DE C.V.				9.93
	OFFSET				
	MULTICOLOR				16.37
	GRAFICAS LA				
	PRENSA, SA DE CV				0.16
	LABORATORIOS LITO				
	COLOR, S.A. DE C.V.				10.33
		PAPER AND	EDITORIAL ANTAR		
		IMPRESSION	TICA QUEBEC, S.A.	YE	3.53
			GRUPO OP GRAFICAS		
			S.A. DE C.V.	YE	0.93
			PRINTER COLOMBIA		
			NA, S.A.	YE	0.33
			TECIMPRE, S.A.	YE	0.52
			MELCAST LITHO	YE	0.25
			GEM GRUPO		
			EDITORAS	YE	0.28
	OTHERS				1.91

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TLEVISA** QUARTER: **1** YEAR: **2002**
GRUPO TELEVISA, S.A.

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NOTES					

25/04/2002 07:38

MEXICAN STOCK EXCHANGE
SIFIC / ICS

EXCHANGE CODE: TLEVISA
TELEVISA, S.A.

QUARTER: 1 YEAR: 2002

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAI PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
ON:							
MMING HALF HO	25						
IC)							
SED TIME SOL			1	2,494,441			PROCTER & GAMBLE D THE COCA-COLA EXPO FABRICANTES MUEBLE BACARDI Y COMPAÑIA, GRUPO BIMBO, S.A. D PEPSI COLA MEXICANA GUILLETTE DISTRIBUI TELEFONOS DE MEXIC DANONE DE MEXICO, . CIGARRERA LA MODEF LOTERIA NACIONAL PA AVANTEL, S.A. DE C. IUSACELL, S.A. DE C PEGASO PCS, S.A. DE PARTIDOS POLITICOS
NCO E							
MMI G FOR PAY				125,382			
SIG ALS							
SED ME SOL				78,890			
ING,				6,923			
E C CULATIO	31,158	193,690	13,575	133,274		ERES MAGAZINE SOMOS MAGAZINE BIOGRAPHICAL BOOKS QUO MAGAZINE TV Y NOVELAS MAGAZI TELEGUIA MAGAZINE, VANIDADES MAGAZINE COSMOPOLITAN MAGA	GENERAL PUBLIC (AUE DEALERS COMMERCIAL CENTER
ING				53,799			
ING STRIBU			5,548	111,053		SALVAT MAGAZINE, NARRATIVA ACTUAL MEXICANA MAGAZINE, FIELTRO MAGAZINE, MUÑECAS DE PORCELA MAGAZINE, MUÑECAS D MUNDO MAGAZINE, GU EN ESPAÑOL MAGAZINI	VARIOUS
TELE ION:							
IC A DIGITA				262,995			GENERAL PUBLIC
E IN LLATIO				1,459			TELEFONOS DE MEXIC

MEXICAN STOCK EXCHANGE
SIFIC / ICS

EXCHANGE CODE: TLEVISA
TELEVISA, S.A.

QUARTER: 1 YEAR: 2002

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

N PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
TION OF PRE EW OMMERCIALI				184 279 3,016 9,359			AMERICAN EXPRESS C EL SITIO ENTRETENIM HOTELES CAMINO REA KELLOG'S DE MEXICO, NESTLE MEXICO, S.A. COLGATE PALMOLIVE, BANCA SERFIN, S.A. PARTIDOS POLITICOS LABORUM COM MEXIC(DISTRIBUIDORA LIVER AMERICAN AIRLINES.
TIME SOL				45,189			INDUSTRIAS VINICOLA BACARDI Y COMPAÑIA, TELEFONOS DE MEXIC GRUPO BIMBO, S.A. D BANCO NACIONAL DE I PEPSI COLA MEXICANA CERVECERIA MOCTEZ(CERVECERIA CUAUHTI PARTIDOS POLITICOS LOTERIA NACIONAL PA
ESSES: N, RENTA HTS				160,913			VIDEOVISA, S.A. DE CINEMEX, S.A. DE C. CINEMARK DE MEXICO ORGANIZACION RAMIR COMPAÑIA OPERADOR GENERAL PUBLIC (AUD
ITS AND				155,847		AMERICA NECAXA EN VIVO	GENERAL PUBLIC (AUD FEDERACION MEXICAN
PAGING S				97,805		SKYTEL	FERROCARRILES NACI BANCO NACIONAL DE I HEWLETT PACKARD DI COMISION FEDERAL DI EDS DE MEXICO, S.A. CEMEX DE MEXICO, S. PROCTER AND GAMBL TELEFONOS DE MEXIC PETROLEOS MEXICAN(BBVA BANCOMER, S.A.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

EXCHANGE CODE: TLEVISA
TELEVISA, S.A.

QUARTER: 1 YEAR: 2002

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

PAGE 3
CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
SERVICES				11,843		ESMAS.COM	AVANTEL, S.A. DE C. I.B.M. DE MEXICO, S MEDIA CONTACTS, S.A I.B.M. DE MEXICO CO DANONE DE MEXICO, S INTEL TECNOLOGIA DE DISTRIBUIDORA ROMA UNITED INTERNATION/
SERVICES				1,271			
		193,690		3,753,922			

MEXICAN STOCK EXCHANGE
SIFIC / ICS

(EXCHANGE CODE: TLEVISA
) TE EVISA, S.A.

QUARTER: 1 YEAR: 2002

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

PAGE 4
CONSOLIDATED
Final Printing

MA PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
ION BROADCAS ISIN TIME SO				73,652	UNITED STATES OF AM		V.P.I. COMMUNICATIO
							JACK IN THE BOX HISPAEM ADVERTISINC COCA COLA, INC. PIZZA HUT OS SOUTH PAUL YOUNG AUTO MA
AMM G FOR PAY F SI NALS AM LI ENSING: AMM G AND ROY				28,438	SPAIN VENEZUELA		
				303,947	UNITED STATES OF AM	TELEVISA	CIA. PERUANA DE RAD
					CENTRAL AMERICA CARIBBEAN EUROPE SOUTH AMERICA AFRICA AUSTRALIA	TELEVISA TELEVISA TELEVISA TELEVISA TELEVISA TELEVISA	RADIO PHILIPPINES TELEMUNDO PROCTER & GAMBLE WESTERN INTERNATIC INTERNATIONAL COMN GREY ADVERTISING, I SAATCHI & SAATCHI A RADIODIFUSION IMAGEN SATELITAL
HIN NE CULATIO ISI			6,815	78,100	GUATEMALA AND COSTA	ERES MAGAZINE	GENERAL PUBLIC (AUE
					UNITED STATES OF AM	T.V. Y NOVELAS MAGA	DEALERS
					PANAMA SOUTH AMERICA	VANIDADES MAGAZINE COSMOPOLITAN MAGA	
HIN HIN STRIBU				25,422			
			2,611	77,057	PANAMA SOUTH AMERICA	CROMOS MAGAZINE SELECCIONES MAGAZI SEMANA MAGAZINE CAMBIO 16 MAGAZINE MAESTRA JARDINERA I	GENERAL PUBLIC (AUE
BU ESSES: IG S ICES				6,876	UNITED STATES OF AM		PARAMOUNT TELEVISI
							COLUMBIA TRISTAR IN C.B.S. BROADCAST IN TWENTIETH CENTURY

MEXICAN STOCK EXCHANGE
SIFIC / ICS

‹ EXCHANGE CODE: TLEVISA
› TELEVISA, S.A.

QUARTER: 1 YEAR: 2002

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

PAGE 5
CONSOLIDATED
Final Printing

MAI PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
							VIDEX INTERNATIONAL FIREWORKS ENTERTA
T A				593,492			

TES

24/04/2002 23:12

STOCK EXCHANGE CO(TLEVISA QUARTER: 1 YEAR: 2002
GRUPO TELEVISA, S.A.

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : 2001 — 4,822,299

Number of shares Outstanding at the Date of the NFEA: (Units) — 9,132,997,588

☐ ARE THE FIGURES FISCALLY AUDITED? ☐ ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF DICIEMBRE OF2002

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROF	0
- DETERMINED WORKER	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 31 OF MARZO OF 2002 — 4,888,365

Number of shares Outstanding at the Date of the NFEA: (Units) — 9,132,997,588

STOCK EXCHANGE COI TLEVISA
RAZON SOCIAL: GRUPO TELEVISA, S.A.

QUARTER: 1 YEAR: 1997

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

MODIFICATION BY COMPLEMENTARY	
NFEA BALANCE TO DECEMBER 31st OF : 0000	0
Number of shares Outstanding at the Date of the NFEA : (Units)	0

STOCK EXCHANGE COI TLEVISA QUARTER: 1 YEAR: 2002
RAZON SOCIAL: **GRUPO TELEVISA, S.A.**

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: 2001 — 679,472

Number of Shares Outstanding at the Date of the NFEAR: (Units) — 9,132,997,588

☐ ARE FIGURES FISCALLY AUDITED? ☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF DICIEMBRE OF 2001

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO: 31 OF MARZO OF 2002 — 688,781

Number of shares Outstanding at the Date of the NFEAR (Units) — 9,132,997,588

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 2000 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.
(Registrant)

Dated: May 31, 2002

By /s/ Jorge Lutteroth Echegoyen
Name: Jorge Lutteroth Echegoyen
Title: Controller, Vice-President